UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September, 2022

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.

(Exact name of registrant as specified in its charter)

SUPERVIELLE GROUP S.A.

(Translation of registrant’s name into English)

Bartolomé Mitre 434

C1036AAH Buenos Aires

Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item

1.	Financial Statements for the for the period ended on June 30, 2022, presented on comparative basis.

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2022, presented on comparative basis

Contents

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION2

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION3

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME4

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY7

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS9

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS10

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION11

2. CRITICAL ACCOUNTING POLICIES AND ESTIMATES20

3. SEGMENT REPORTING21

4. FAIR VALUES24

5. CASH AND DUE FROM BANKS26

6. RELATED PARTY TRANSACTIONS27

7. COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT27

8. CONSIDERATION OF THE RESULTS30

9. INSURANCE31

10. ASSET MANAGEMENT AND OTHER SERVICES31

11. ADDITIONAL INFORMATION REQUIRED BY THE BCRA31

12. FINANCIAL RISK FACTORS35

13. INTERNATIONAL FINANCING PROGRAMS35

14. ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES35

15. SUBSEQUENT EVENTS36

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS38

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED42

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING44

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING45

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT46

SCHEDULE G - INTANGIBLE ASSETS47

SCHEDULE H – CONCENTRATION OF DEPOSITS48

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS49

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY50

SCHEDULE R – LOAN LOSS RISK PROVISIONS51

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION53

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME54

EARNING PER SHARE55

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME56

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY57

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY58

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW59

1. ACCOUNTING STANDARDS AND BASIS OF PREPARATION60

2. FAIR VALUES65

3. INVESTMENT IN SUBSIDIARIES AND ASSOCIATES67

4. COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME68

5. RESTRICTED ASSETS70

6. COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES70

7. LOAN AND DEBT ESTIMATED TERMS74

8. CAPITAL STOCK74

9. CASH AND DUE FROM BANKS75

10. SUBSEQUENT EVENTS75

SCHEDULE A – OTHER DEBT SECURITIES76

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT77

SCHEDULE G - INTANGIBLE ASSETS78

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY79

INFORMATIVE REVIEW AS OF JUNE 30, 202280

Consolidated Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2022, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

Name:	Grupo Supervielle S.A.
Financial year:	N° 47 started on January 1, 2022
Legal Address:	Bartolomé Mitre 434 Ciudad Autónoma de Buenos Aires
Core Business:

Carry out, on its own account or third parties’ or related to third parties, in the country or abroad, financing activities through cash or instrument contributions to already-existing or to-be-set-up corporations, whether controlling such corporations or not, as well as the purchase and sale of securities, shares, debentures and any kind of property values, granting of fines and/or guarantees, set up or transfer of loans as guarantee, including real, or without it not including operations set forth by the Financial Entities Law and any other requiring public bidding.

Registration Number at the IGP:	212,617
Date of Registration at IGP:	October 15, 1980
Amendment of by-laws (last):	April 24, 2018 (Registration in progress)
Expiration date of the Company’s By-Laws:	October 15, 2079
Corporations Article 33 Companies general Law	Note 6 to Separate Financial Statements

Composition of Capital Stock as of June 30, 2022

Shares				Capital Stock
Quantity	Class	N.V. $	Votes per share	Subscribed in thousands of $	Integrated in thousands of $
61,738,188	A: Non endorsable, common shares of a nominal value	1	5	61,738	61,738
394,984,134	B: Non endorsable, common shares of a nominal value	1	1	394,984	394,984
456,722,322				456,722	456,722

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

ASSETS	Notes and Schedules	06/30/2022	12/31/2021
Cash and due from banks	4 and 5	40,256,213	44,350,328
Cash		13,657,424	17,140,617
Financial institutions and correspondents		26,379,546	26,335,694
Argentine Central Bank		25,128,837	24,690,491
Other local and financial institutions		1,250,709	1,645,203
Others		219,243	874,017
Debt Securities at fair value through profit or loss	4, 5, 7.1 and A	19,074,963	30,599,911
Derivatives	7.2 and 4	324,591	302,064
Reverse Repo transactions	4 and 7.3	7,117,362	58,340,577
Other financial assets	4, 7.4 and 5	9,950,107	18,915,330
Loans and other financing	4,7.5 and B	191,009,598	211,284,998
To the non-financial public sector		301,881	30,958
To the financial sector		146,795	104,608
To the Non-Financial Private Sector and Foreign residents		190,560,922	211,149,432
Other debt securities	4, 7.6 and A	212,798,438	107,563,908
Financial assets pledged as collateral	4 and 7.7	10,057,229	11,627,295
Deferred income tax assets		797,170	1,198,533
Investments in equity instruments	4 and A	234,984	359,823
Property, plant and equipment	F	14,335,306	15,024,258
Investment property	F	11,811,319	11,842,672
Intangible assets	G	15,420,335	15,551,430
Deferred income tax assets		5,366,126	3,543,820
Other non-financial assets	7.8	4,377,610	3,350,564
Inventories	7.9	140,462	186,222
TOTAL ASSETS		543,071,813	534,041,733

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statement.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2022	12/31/2021
LIABILITIES
Deposits	4, 7.10 and H	425,423,783	392,741,599
Non-financial public sector		24,637,840	15,623,470
Financial sector		116,693	53,234
Non-financial private sector and foreign residents		400,669,250	377,064,895
Liabilities at fair value through profit or loss	4 and 7.11	2,312,189	2,795,496
Other financial liabilities	4 and 7.12	19,874,810	32,377,286
Financing received from the Argentine Central Bank and other financial institutions	4 and 7.13	2,944,474	8,512,972
Unsubordinated debt securities	4 and 11.5	546,014	1,442,177
Provisions	7.14	1,052,995	1,243,982
Deferred income tax liabilities		32,236	84,055
Other non-financial liabilities	7.15	21,771,274	22,116,302
TOTAL LIABILITIES		473,957,775	461,313,869

SHAREHOLDERS' EQUITY
Capital stock		456,722	456,722
Paid in capital		59,306,460	59,306,460
Capital Adjustments		6,582,633	6,582,633
Reserve		4,334,045	6,311,443
Retained earnings		(1,978)	(464,351)
Other comprehensive income		812,574	1,648,237
Net income for the period / year		(2,431,460)	(1,171,458)
Shareholders' Equity attributable to owners of the parent company		69,058,996	72,669,686
Shareholders' Equity attributable to non-controlling interests		55,042	58,178
TOTAL SHAREHOLDERS' EQUITY		69,114,038	72,727,864
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		543,071,813	534,041,733

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Note	Six-month period ending on		Three-month period ending on
		06/30/2022	06/30/2021	06/30/2022	06/30/2021
Interest income	7.16	76,953,238	69,039,519	41,243,379	35,489,836
Interest expenses	7.17	(47,413,360)	(39,771,217)	(26,025,418)	(20,977,670)
Net interest income		29,539,878	29,268,302	15,217,961	14,512,166
Service fee income	7.19	11,060,640	11,160,038	5,396,225	5,607,257
Service fee expenses	7.20	(3,964,280)	(3,402,584)	(1,930,498)	(1,701,869)
Income from insurance activities	9	1,647,609	1,555,927	822,187	764,241
Net Service Fee Income		8,743,969	9,313,381	4,287,914	4,669,629
Subtotal		38,283,847	38,581,683	19,505,875	19,181,795
Net income from financial instruments (NIFFI) at fair value through profit or loss	7.18	6,730,579	7,193,122	2,864,700	3,754,591
Result from assets withdrawals rated at amortized cost		386,319	115,062	242,988	(41,129)
Exchange rate difference on gold and foreign currency		1,039,286	584,449	488,034	303,068
Subtotal		8,156,184	7,892,633	3,595,722	4,016,530
Other operating income	7.21	3,107,184	3,061,335	1,411,400	1,311,517
Result from exposure to changes in the purchasing power of the currency		(7,245,114)	(6,029,679)	(3,588,378)	(2,777,942)
Loan loss provisions		(5,104,194)	(5,546,465)	(2,784,360)	(3,048,744)
Net operating income		37,197,907	37,959,507	18,140,259	18,683,156
Personnel expenses	7.22	(19,480,425)	(17,895,406)	(9,990,207)	(8,496,770)
Administration expenses	7.23	(9,591,454)	(10,237,746)	(4,988,653)	(5,624,090)
Depreciations and impairment of non-financial assets	7.24	(3,126,445)	(2,843,076)	(1,537,465)	(1,432,749)
Other operating expenses	7.25	(8,116,426)	(7,360,169)	(4,229,823)	(3,796,310)
Operating income		(3,116,843)	(376,890)	(2,605,889)	(666,763)
(Loss) before taxes from continuing operations		(3,116,843)	(376,890)	(2,605,889)	(666,763)
Income tax		682,942	199,652	615,322	144,923
Net (loss) for the period		(2,433,901)	(177,238)	(1,990,567)	(521,840)
Net (loss) for the period attributable to owners of the parent company		(2,431,461)	(177,067)	(1,988,565)	(521,454)
Net (loss) for the period attributable to non-controlling interests		(2,440)	(171)	(2,002)	(386)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
NUMERATOR
Net (loss) for the period attributable to owners of the parent company	(2,431,461)	(177,067)	(1,988,565)	(521,454)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net (loss) attributable to owners of the parent company adjusted by dilution	(2,431,461)	(177,067)	(1,988,565)	(521,454)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect.	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	(5.32)	(0.39)	(4.35)	(1.14)
Diluted Income per share	(5.32)	(0.39)	(4.35)	(1.14)

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Net (loss) for the period	(2,433,901)	(177,238)	(1,990,567)	(521,840)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Revaluations of the year of property, plant and equipment and intangibles	-	(72,246)	-	(72,246)
Revaluations of property, plant and equipment and intangibles	-	(2,452)	-	(2,452)
Income tax	-	(69,794)	-	(69,794)
Net income from equity instrument at fair value through changes in other comprehensive income	(30,680)	50,508	(32,740)	52,072
Income for the period from equity instrument at fair value through other comprehensive income	-	-	(3,173)	-
Income for the period from hedging instrument at fair value through other comprehensive income	(47,200)	50,508	(47,200)	52,742
Income tax	16,520	-	17,633	(670)
Total Other Comprehensive Income not to be reclassified to profit or loss	(30,680)	(21,738)	(32,740)	(20,174)
Components of Other Comprehensive Income to be reclassified to profit or loss
Foreign currency translation difference in financial statements conversion	19,449	-	9,216	-
Foreign currency translation differences for the period	19,449	-	9,216	-
(Loss) from financial instrument at fair value through changes in other comprehensive income	(825,185)	(560,011)	(659,669)	354,807
(Loss) for the year from financial instrument at fair value through other comprehensive income	(1,246,288)	(857,775)	(993,480)	449,772
Income tax	421,103	297,764	333,811	(94,965)
Total Other Comprehensive Income to be reclassified to profit or loss	(805,736)	(560,011)	(650,453)	354,807
Total Other Comprehensive Income	(836,416)	(581,749)	(683,193)	334,633
Other comprehensive income attributable to owners of the parent company	(835,663)	(581,159)	(682,590)	334,389
Other comprehensive income attributable to non-controlling interests	(753)	(590)	(603)	244
Total Comprehensive (Loss)	(3,270,317)	(758,987)	(2,673,760)	(187,207)
Total comprehensive (loss) attributable to owners of the parent company	(3,267,124)	(758,226)	(2,671,155)	(187,065)
Total comprehensive (loss) attributable to non-controlling interests	(3,193)	(761)	(2,605)	(142)

TThe accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	6,582,633	59,306,460	724,100	5,587,343	(1,635,809)	1,112,775	551	534,911	72,669,686	58,178	72,727,864
Issue premium	-	-	-	-	223	-	-	-	-	223	57	280
Consideration of results approved by the General Assembly of Shareholders held on April 27, 2022:
Absorption of results	-	-	-	-	(1,633,832)	1,633,832	-	-	-	-	-	-
Dividend distribution	-	-	-	-	(343,789)	-	-	-	-	(343,789)	-	(343,789)
Net loss for the period	-	-	-	-	-	(2,431,461)	-	-	-	(2,431,461)	(2,440)	(2,433,901)
Other comprehensive (loss) / income for the period	-	-	-	-	-	-	-	19,449	(855,112)	(835,663)	(753)	(836,416)
Balance at June 30, 2022	456,722	6,582,633	59,306,460	724,100	3,609,945	(2,433,438)	1,112,775	20,000	(320,201)	69,058,996	55,042	69,114,038

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos)

Items	Capital stock	Capital adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total Shareholders´ equity attributable to parent company	Total Shareholders´ equity attributable to non-controlling interest	Total Shareholders´equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	6,582,633	59,306,460	-	-	6,547,880	1,215,791	569,879	74,679,365	59,677	74,739,042
Distribution of retained earnings by the shareholders’ meeting on April 27, 2021:
Constitution of reserves	-	-	-	724,101	5,587,344	(6,311,445)	-	-	-	-	-
Dividend distribution	-	-	-	-	-	(700,789)	-	-	(700,789)	-	(700,789)
Net loss for the period	-	-	-	-	-	(177,067)	-	-	(177,067)	(171)	(177,238)
Other comprehensive loss for the period	-	-	-	-	-	-	(72,175)	(508,984)	(581,159)	(590)	(581,749)
Balance at June 30, 2021	456,722	6,582,633	59,306,460	724,101	5,587,344	(641,421)	1,143,616	60,895	73,220,350	58,916	73,279,266

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements.

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2022	06/30/2021
CASH FLOW FROM OPERATING ACTIVITIES

Net (loss) for the period before Income Tax	(3,116,843)	(376,890)

Adjustments to obtain flows from operating activities:
Depreciation and impairment of non-financial assets	3,126,445	2,843,076
Loan loss provisions	5,104,194	5,546,465
Other adjustments
-Exchange rate difference on gold and foreign currency	(1,039,286)	(584,449)
- Interests from loans and other financing	(76,953,238)	(69,039,519)
- Interests from deposits and financing received	47,413,360	39,771,217
-Net income from financial instruments at fair value through profit or loss	(6,730,579)	(7,193,122)
-Result from derecognition of financial assets measured at amortized cost	(386,319)	(115,062)
-Result from exposure to changes in the purchasing power of the currency	7,245,114	6,029,679
-Interest on liabilities for financial leases	220,216	158,981
-Allowances reversed	(1,286,884)	(1,306,314)

(Increases) / decreases from operating assets:
Debt securities at fair value through profit or loss	7,749,092	5,453,391
Derivatives	(22,527)	(1,060,422)
Reverse Repo transactions	51,223,215	(21,703,979)
Loans and other financing
To the non-financial public sector	(270,923)	(66,382)
To the other financial entities	(42,187)	23,264
To the non-financial sector and foreign residents (*)	93,331,209	78,681,368
Other debt securities	(105,234,530)	(30,582,812)
Financial assets pledged as collateral	1,570,066	(2,777,533)
Investments in equity instruments	-	(41,739)
Other assets (*)	5,913,620	45,631

Increases / (decreases) from operating liabilities:
Deposits
Non-financial public sector	9,014,370	8,231,091
Financial sector	63,459	84,586
Private non-financial sector and foreign residents	(23,809,005)	(16,401,500)
Liabilities at fair value through profit or loss	(483,307)	(1,669,484)
Derivatives	-	(4,100)
Other liabilities (*)	(12,714,525)	(1,207,067)
Income Tax paid	(368,717)	(1,249,511)

Net cash (used in) / provided by operating activities (A)	(484,510)	(8,511,136)

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of PPE, intangible assets and other assets	(2,041,497)	(1,816,005)

The accompanying notes and schedules are an integral part of the Consolidated Financial Statements .

GRUPO SUPERVIELLE S.A.

CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS

For the six-month period ended on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2022	06/30/2021
CASH FLOW FROM INVESTING ACTIVITIES

Collections:
Disposals related to PPE, intangible assets and other assets	24,749	551,779
Purchase of liability or equity instruments issued by other entities	124,839	111,450

Net cash used in investing activities (B)	(1,891,909)	(1,152,776)

CASH FLOWS FROM FINANCING ACTIVITIES

Payments:
Interest on finance lease liabilities	(928,406)	(2,240,271)
Unsubordinated debt securities	(896,163)	(9,704,558)
Financing received from Argentine Financial Institutions	(62,741,904)	(33,089,403)
Subordinated debt securities	-	(342,754)
Dividend paid	(343,789)	(700,789)
Collections:
UnSubordinated debt securities	-	3,118,499
Financing received from Argentine Financial Institutions	57,173,406	29,171,164

Net cash used in financing activities (C)	(7,736,856)	(13,788,112)

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	7,655,402	2,886,701

Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(2,457,873)	(20,565,323)
Cash and cash equivalents at the beginning of the period (NOTE 1.8)	60,898,721	81,107,704
Result from exposure to changes in the purchasing power of the currency of cash and equivalents	(13,113,597)	(7,105,943)
Cash and cash equivalents at the end of the period (NOTE 1.8)	45,327,251	53,436,438

(*) In the items "Loans and other financing - Non-Financial Private Sector and Residents Abroad", "Other Assets" and "Other Liabilities" 384,503  and 393,229 corresponding to non-monetary transactions were eliminated

The accompanying notes and schedules are an integral part of the Consolidated Condensed Interim Financial Statements.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, "the Group"), is a company whose main activity is investment in other companies, Its main income comes from the distribution of dividends from these companies and the obtaining of income from other financial assets.

The consolidated financial statements of Grupo Supervielle S.A. they have been consolidated, line by line with the financial statements of Banco Supervielle S.A., IUDÚ Compañia Financiera S.A., Sofital S.A. F. e I.I., Tarjeta Automática S.A., Supervielle Asset Management S.A., Espacio Cordial de Servicios S.A., Supervielle Seguros S.A., InvertirOnline S.A.U., Portal Integral de Inversiones S.A.U., Micro Lending S.A.U., Supervielle Productores Asesores de Seguros S.A ., Bolsillo Digital S.A.U., Supervielle Agente de Negociación S.A.U., Dólar IOL S.A.U. y IOL Holding S.A.

The main investment of the Company is its shareholding in Banco Supervielle S.A., a financial entity included in Law No. 21.526 of Financial Institutions and subject to BCRA regulations, for which the valuation and exposure guidelines used have been adopted by said Entity (see Note 1.1) in accordance with that established in Title IV, Chapter I, Section I, Article 2 of the 2013 Orderly Text of the National Securities Commission (CNV).

These Consolidated Condensed Interim Financial Statements have been approved by the Board of Directors of the Company at its meeting held on August 17, 2022.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These consolidated financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)	Temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,

If IFRS 9 has been applied on debt debt instruments of the Non-Financial Public Sector, a net reduction of income tax of 3 million and  66 million would have been recorded in the Group's equity as of June 30, 2022 and December 31, 2021, respectively.

(ii)	Temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

If the impairment model provided for in point 5.5 of IFRS 9 was applied, a net reduction in income tax of approximately 1,918 million and 2,467 million would have been recorded in the Group's equity as of June 30, 2022 and December 31, 2021, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2021 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

The Group's Management has concluded that these interim condensed financial statements fairly present the financial position, financial performance and cash flows.

It should be noted that these interim condensed financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements. The changes in accounting standards described in Note 1.1.4 had no impact on the financial statements presented.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The preparation of condensed consolidated interim financial statements requires the Group to make estimates and evaluations that affect the amount of assets and liabilities recorded, and the disclosure of contingencies, as well as the income and expenses recorded in the period. In this regard, estimates are made to calculate, for example, provisions for credit risk, the useful lives of property, plant and equipment, depreciation and amortization, the recoverable value of assets, the tax charge on earnings and the fair value of certain financial instruments. The actual future results may differ from the estimates and evaluations made at the date of preparation of these interim condensed consolidated financial statements.

As of the date of issuance of these financial statements, they are pending transcription to the Inventory and Balance Sheet Book.

1.1.1	Going concern

As of the date of these consolidated financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.1.2	Measuring unit

Figures included in these consolidated financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s consolidated financial statements recognice changes in the currency purchasing power until August 31, 1995. As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002. Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27,468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19,550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these consolidated financial statements have been re-expressed as of  June 30, 2022.

1.1.3Comparative information

The balances for the year ended December 31, 2021 and for the six-month period ended June 30, 2021 that are disclosed in these financial statements for comparative purposes arise from the financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of June 30, 2022.

It´s worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group adjusted for inflation the figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2021 and December 31, 2021  in order to record them in homogeneous currency.

1.1.4 Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities. In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The following are changes that were made effective over the course of the quarter ended on June 30, 2022:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The International Accounting Standards Board (“IASB”) has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the IASB added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The IASB has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The adoption of this new standard had no impact on the Group's financial statements.

(b)Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

The adoption of this new standard had no impact on the Group's financial statements.

The following sets forth changes that have not become in force as of June 30, 2022:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

(c)	Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group is evaluating the impact of the application of this new standard.

1.2.	Impairment of financial assets

The Group evaluates, based on a prospective approach, expected credit losses (“ECL”) related to financial assets rated at amortized cost or fair value with changes in another comprehensive income, the exposure resulting from loan commitments and financial guarantee contracts with the scope set by Communication “A” 6847 issued by the Argentine Central Bank.

The Group measures ECL of financial instruments reflecting the following:

(a)a probability amount, weighed and unbiased, that is defined through the evaluation of a range of possible result;
(b)the temporal value of money; and
(c)the reasonable and sustainable information available at no cost nor excessive effort on the submission date on past events, current conditions and future economic condition forecasts.

IFRS 9 sets forth the following “Three stages” model for the impairment based on changes in the credit quality from initial recognition:

●If, on the submission date, the credit risk of a financial instrument has not increased significantly since its initial recognition, the Group will classify such instrument in “Stage 1”.
●If a significant increase in credit risk (“SICR”) is detected, from its initial recognition, the instrument is moved to “Stage 2”, but such instrument is not deemed to contain a credit impairment.
●If the financial instrument contains credit impairment, it is moved to “Stage 3”.
●For financial instruments in “Stage 1”, the Bank measures ECL at an amount equivalent to the amount of expected credit loss during the useful life term of the asset that result from potential default events within the next 12 months.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As for Financial Instruments in “Stage 2” and “Stage 3”, the Group measures ECL during the useful life term of the asset (hereinafter “lifetime”). Note 1.3.1 includes a description of how the Group defines when a significant increase in credit risk has occurred.
●A generalized concept in the measurement of ECL pursuant to IFRS 9 shall be considered prospective information.
●Financial assets with impairment on credit value, either purchased or produced, account for those financial assets which have been impaired since initial recognition. ECL of this type of financial instruments is always measured during the asset lifetime (“Stage 3”).

The following chart summarizes the impairment requirements pursuant to IFRS 9 (for financial assets that do not entail impairment on credit value, either purchased or produced:

Changes in the credit quality since initial recognition
Stage 1	Stage 2	Stage 3
(initial recognition)	(significant increase of credit risk since initial recognition)	(Impaired credit)
12 months ECL	Lifetime ECL

There have been no significant changes in the judgments and key assumptions adopted by the Group for the measurement of PCE, with respect to what was reported in the financial statements as of December 31, 2021.

1.2.1 Maximum exposure to credit risk

The chart below includes an analysis of credit risk exposure of the financial instruments for which expected credit loss provisions are recognized. The gross amount of financial assets books included in the chart accounts for the maximum credit risk exposure of such assets.

Loan Type	June 30, 2022			Total
	ECL Staging
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Overdrafts	32,911,081	1,467,321	230,938	34,609,340
Documents	22,884,328	414,110	104,657	23,403,095
Mortgage loans	20,608,532	1,355,353	672,337	22,636,222
Pledge loans	4,766,685	714,095	389,742	5,870,522
Personal loans	28,379,670	5,102,736	1,924,059	35,406,465
Individuals and Business	23,856,309	4,553,131	813,057	29,222,497
Consumer finance	4,523,361	549,605	1,111,002	6,183,968
Credit cards	84,936,804	7,010,457	1,950,703	93,897,964
Individuals and Business	73,562,611	6,566,112	729,901	80,858,624
Consumer finance	11,374,193	444,345	1,220,802	13,039,340
Financial Lease	7,016,909	897,853	45,056	7,959,818
Others	37,506,610	2,682,120	2,464,366	42,653,096
Total	239,010,619	19,644,045	7,781,858	266,436,522

1.2.2 Allowances for loan loss

Allowances for loan losses recognized in the year is affected by a range of factors as follows:

●	Transfers between Stage 1 and Stage 2 or 3 given financial instruments experience significant increases (or decreases) in credit risk or are impaired over the year, and the resulting “increase” between ECL at 12 months and Lifetime;

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

●	Additional assignments for new financial instruments recognized during the year, as well as write-offs for withdrawn financial instruments;
●	Impact on the calculation of ECL of changes in DP, EAD and LGD during the year, resulting from the regular updating of model inputs;
●	Impact on the measurement of ECL as a result of changes in models and assumptions;
●	Impact resulting from time elapsing as a consequence of the current value updating;
●	Conversion to local currency for foreign-currency-denominated assets and other movements; and
●	Financial assets withdrawn during the year and application of provisions related to assets withdrawn from the balance sheet during the year.

The following charts explain changes in the provision for credit risk between the beginning and end of the year due to the following factors:

	Allowance			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Allowances for loan losses as of 12/31/2021	1,775,224	2,813,473	5,788,676	10,377,373
Transfers:
From Stage 1 to Etapa 2	(138,974)	811,534	-	672,560
From Stage 1 to Etapa 3	(50,019)	-	1,157,369	1,107,350
From Stage 2 to Etapa 3	-	(289,847)	1,132,940	843,093
From Stage 2 to Etapa 1	41,729	(192,330)	-	(150,601)
From Stage 3 to Etapa 2	-	11,142	(115,420)	(104,278)
From Stage 3 to Etapa 1	4,299	-	(147,361)	(143,062)
Net changes	297,555	(275,653)	(382,922)	(361,020)
Withdrawn financial assets	(482,709)	(556,030)	(3,422,550)	(4,461,289)
Exchange Differences and Others	10,282	29,086	165,253	204,621
Allowances for loan losses as of 06/30/2022	1,457,387	2,351,375	4,175,985	7,984,747

* IUDÚ Compañía Financiera S.A.´s balances of provisions are held under minimum provisions Standards pursuant to Communication “A” 6990 issued by the Argentine Central Bank.

	Assets Before Allowances			Total
	Stage 1 12-month ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL
Assets Before Allowances as of 12/31/2021	194,422,983	16,727,542	10,511,846	221,662,371
Transfers:
From Stage 1 to Etapa 2	(5,337,277)	5,337,277	-	-
From Stage 1 to Etapa 3	(1,293,247)	-	1,293,247	-
From Stage 2 to Etapa 3	-	(1,340,445)	1,340,445	-
From Stage 2 to Etapa 1	2,526,226	(2,526,226)	-	-
From Stage 3 to Etapa 2	-	122,399	(122,399)	-
From Stage 3 to Etapa 1	303,796	-	(303,796)	-
Net changes	(17,649,989)	(1,087,494)	(1,765,790)	(20,503,273)
Withdrawn financial assets	(482,709)	(556,030)	(3,422,550)	(4,461,289)
Exchange Differences and Others	1,900,564	145,117	250,855	2,296,536
Assets Before Allowances as of 06/30/2022	174,390,347	16,822,140	7,781,858	198,994,345

	Assets Before Allowances			Total as of June 30, 2022
	Stage 1	Stage 2	Stage 3
Promissory notes	32,911,081	1,467,321	230,938	34,609,340
Unsecured corporate loans	19,638,441	509,534	816,812	20,964,787
Overdrafts	8,629,955	258,770	104,657	8,993,382
Mortgage loans	20,608,532	1,355,353	672,337	22,636,222
Automobile and other secured loans	4,766,685	714,095	389,742	5,870,522
Personal loans	28,379,670	5,102,736	1,924,059	35,406,465
Credit card loans	35,173,371	4,397,870	1,950,703	41,521,944
Foreign Trade Loans	11,379,819	1,862,779	1,506,299	14,748,897
Other financings	5,582,635	195,389	62,145	5,840,169
Other receivables from financial transactions	303,249	60,440	79,110	442,799
Receivables from financial leases	7,016,909	897,853	45,056	7,959,818
Subtotal	174,390,347	16,822,140	7,781,858	198,994,345
Allowances for loan losses	(1,457,387)	(2,351,375)	(4,175,985)	(7,984,747)
Total	172,932,960	14,470,765	3,605,873	191,009,598

1.3.Consolidated Structured Entities

The Group has securitized certain financial instruments, mainly loans, originated by personal and pledge loans through the transfers of said instruments to financial trusts that issue multiple classes of debt securities and participation certificates.

Note 11.4 details the financial trusts in which the entity is trustor as of June 30, 2022.

The Group controls a structured entity when it is exposed to, or holds the right to, variable returns and has the capacity to allocate returns through its power to run the activities of the entity, Structured entities are consolidated as from the date on which the control is transferred to the Group. The consolidation of such entities is ceased on the date on which such control is terminated.

As for financial trusts, the Group has evaluated the following:

●The purpose and design of the trust
●Identification of relevant activities
●Decision-making process on these activities
●If the rights that the Group owns allow it to direct the relevant activities of the trust
●If the Group is exposed, or is entitled to the variable results from its participation in said trust
●If the Group has the capacity to affect said results through its power over the trust

In accordance with the aforementioned, the Group has decided that it holds control on such financial trusts and, therefore, such structured entities have been consolidated.

The following chart details the assets and liabilities of Structured Entities that have been consolidated by the Group as of  June 30, 2022:

06/30/2022
Assets
Loans	32,271
Financial assets	117,295
Other assets	18,851
Total Assets	168,417
Liabilities
Financial liabilities	398,053
Other liabilities	27,878
Total Liabilities	425,931

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.4.	Consolidation

A subsidiary is an entity (or subsidiary), including structured entities, in which the Group has control because it (i) has the power to manage relevant activities of the subsidiary (ii) has exposure, or rights, to variable returns from its involment with the subsidiary, and (iii) has the ability to use its power over the subsidiary in order to affect the amount of the investor´s returns. The existence and the effect of the substantive rights, including substantive rights of potential vote, are considered when evaluating whether the Group has power over the other entity. For a right to be substantive, the right holder must have the practical competence to exercise such right whenever it is necessary to make decisions on the direction of the entity’s relevant activities. The Group can have control over an entity, even when it has less voting powers than those required for the majority.

Accordingly, the protecting rights of other investors, as well as those related to substantive changes in the subsidiary´ activities or applicable only in unusual circumstances, do not prevent the Group from having power over a subsidiary. The subsidiaries are consolidated as from the date on which control is transferred to the Group, ceasing its consolidation as from the date on which control ceases.

The following chart provides the subsidiaries which are object to consolidation:

Company	Condition	Legal Adress (2)	Principal Activity	Percentage of Participation
				06/30/2022		12/31/2021
				Direct	Direct and Indirect	Direct	Direct and Indirect
Banco Supervielle S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	99.90% (1)	97.10%	99.90% (1)
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	99.90%	5.00%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	99.91%	87.50%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management and Other Services	95.00%	100.00%	95.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	100.00%	96.80%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	100.00%	95.00%	100.00%
Supervielle Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	100.00%	95.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
InvertirOnline S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Financial Broker	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	100.00%	99.99%	100.00%
Supervielle Productores Asesores de Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	100.00%	95.24%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Computer Services	-	100.00%	-	100.00%

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Company	Condition	Legal Adress (2)	Principal Activity	Percentage of Participation
				06/30/2022		12/31/2021
				Direct	Direct and Indirect	Direct	Direct and Indirect
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle S,A votes amounts to 99.87% as of 06/30/22 and 12/31/21

2.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in accordance with the accounting framework established by the Argentine Central Bank requires the use of certain critical accounting estimates. It also requires Management to exercise its judgment in the process of applying the accounting standards established by the Argentine Central Bank to establish the Group's accounting policies.

The Group has identified the following areas that involve a higher degree of judgment or complexity, or areas in which the assumptions and estimates are significant for the consolidated financial statements that are essential for understanding the underlying accounting / financial reporting risks:

(a)	Fair value of derivatives and other financial isntruments

The fair value of financial instruments not listed in active markets is determined by using valuation techniques. Such techniques are regularly validated and reviewed by qualified personnel independent from the area which developed them. All models are assessed and adjusted before being used in order to ensure that results reflect current information and comparable market prices. As long as possible, models rely on observable inputs only; however, certain factors, such as implicit rates in the last available tender for similar securities and spot rate curves, require the use of estimates. Changes in the assumptions of these factors may affect the reported fair value of financial instruments.

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

3.	SEGMENT REPORTING

The Group determines operating segments based on performance reports which are reviewed by the Board and key personnel of the Senior Management and updated upon changes.

The Bank´s clients receive the following services:

•     Personal and Business Banking Segment:

-Small companies, individuals and companies that record anual sales of up to 100,000

-“Small and Medium Size Companies”, companies that record anual sales of over 100,000 up to 700,000

•    Corporate Baking Segment:

-Megras that record anual sales over 700,000 up to 2,500,000

-Big Companies, Grandes companies that record anual sales of over 2,500,000

The Group considers the business for the type of products and services offered, identifying the following operating segments:

a-	Personal and Business Banking– Includes a wide range of financial products and services targeted to small companies, included in Entrepreneurs & SMSs, and high income people identified with so-called Identité proposal. Likewise, the Bank offers services and products targeted to retirees and pensioners.
b-	Corporate Banking – Includes advisory services at a corporate and financial level, as well as the administration of assets and loans targeted to corporate clients.
c-	Bank Treasury – This segment is in charge of the assignment of liquidity of the Entity in accordance with the different commercial areas´ needs and its own needs. Treasury implements financial risk administration policies of the Bank, administers trading desk operations, distributes financial products, such as negotiable securities and develops business with the financial sector clients and whole sale non-financial sector clients. Consumer – Includes loans and other credit products targeted to middle and lower-middle income sectors and non-financial products and services.
d-	Consumer Finance– Includes loans and other credit products targeted to middle and low-middle income sectors and non-financial products and services.
e-	Insurance: Includes insurance products, with a focus on life insurance, to targeted customers segments.
f-	Asset Management and Other Services– Includes MFs administered by the Group. Includes also assets, liabilities and results of Portal Integral de Inversiones S.A.U, InvertirOnline S.A.U., IOL Holding S.A, Supervielle Asset Management S.A., Dólar IOL S.A.U. and Bolsillo Digital S.A.U.

Operating results of the different operating segments of the Group are reviewed individually with the purpose of taking decisions over the allocation of resources and the performance appraisal of each segment. The performance of such segments will be evaluated based on operating earnings and losses and is measured consistently with operating earnings and losses of the consolidated earnings and losses statement.

When a transaction is carried out between operating segments, they are taken in an independent and equitative manner, as in cases of transactions with third parties. Later, income, expenses and results from transfers between operating segments are removed from the consolidation.

The Group does not present information by geographical segments because there are no operating segments in economic environments with risks and returns that are significantly different,

The following chart includes information by segment as of  June 30, 2022 and 2021, and December 31, 2021 respectively:

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2022
Interest income	22,234,238	11,819,082	39,329,241	4,878,429	1,244	3,121	(1,312,117)	76,953,238
Interest expenses	(14,188,191)	(2,910,845)	(28,778,158)	(3,080,824)	-	-	1,544,658	(47,413,360)
Distribution of results by Treasury	5,115,363	(4,806,161)	(309,202)	-	-	-	-	-
Net interest income	13,161,410	4,102,076	10,241,881	1,797,605	1,244	3,121	232,541	29,539,878
Services Fee Income	7,214,483	811,132	63,016	1,711,956	-	1,483,380	(223,327)	11,060,640
Services Fee Expenses	(2,711,772)	(211,762)	(174,834)	(1,022,214)	-	(74,984)	231,286	(3,964,280)
Income from insurance activities	-	-	-	-	1,464,857	-	182,752	1,647,609
Net Service Fee Income	4,502,711	599,370	(111,818)	689,742	1,464,857	1,408,396	190,711	8,743,969
Subtotal	17,664,121	4,701,446	10,130,063	2,487,347	1,466,101	1,411,517	423,252	38,283,847
Net income from financial instruments at fair value through profit or loss	-	-	5,077,291	570,857	408,528	470,572	203,331	6,730,579
Income from withdrawal of assets rated at amortized cost	-	-	389,260	-	-	-	(2,941)	386,319
Exchange rate difference on gold and foreign currency	238,775	51,436	596,170	(7,317)	15	27,953	132,254	1,039,286
NIFFI And Exchange Rate Differences	238,775	51,436	6,062,721	563,540	408,543	498,525	332,644	8,156,184
Result from exposure to changes in the purchasing power of the currency	799,440	(1,345,720)	(4,309,726)	(590,272)	(593,536)	(341,864)	(863,436)	(7,245,114)
Other operating income	1,618,880	1,067,845	88,515	552,838	9,798	49,210	(279,902)	3,107,184
Loan loss provisions	(3,168,321)	(468,238)	117,611	(1,585,246)	-	-	-	(5,104,194)
Net operating income	17,152,895	4,006,769	12,089,184	1,428,207	1,290,906	1,617,388	(387,442)	37,197,907
Personnel expenses	(12,980,431)	(1,883,904)	(996,391)	(2,420,977)	(394,450)	(787,375)	(16,897)	(19,480,425)
Administration expenses	(6,632,562)	(600,268)	(460,819)	(1,347,236)	(354,171)	(340,507)	144,109	(9,591,454)
Depreciations and impairment of non-financial assets	(2,364,796)	(354,012)	(157,734)	(129,421)	(37,262)	(26,008)	(57,212)	(3,126,445)
Other operating expenses	(3,737,556)	(1,276,632)	(2,218,776)	(715,135)	(209)	(137,106)	(31,012)	(8,116,426)
Operating income	(8,562,450)	(108,047)	8,255,464	(3,184,562)	504,814	326,392	(348,454)	(3,116,843)
Result from associates and joint ventures	-	-	-	(174,110)	-	-	174,110	-
Result before taxes	(8,562,450)	(108,047)	8,255,464	(3,358,672)	504,814	326,392	(174,344)	(3,116,843)
Income tax	3,200,254	116,087	(2,447,349)	251,132	(307,081)	(126,149)	(3,952)	682,942
Net (loss) / income	(5,362,196)	8,040	5,808,115	(3,107,540)	197,733	200,243	(178,296)	(2,433,901)
Net (loss) / income for the period attributable to owners of the parent company	(5,362,196)	8,040	5,808,115	(3,107,540)	197,733	200,243	(175,856)	(2,431,461)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(2,440)	(2,440)
Other comprehensive (loss) / income	(2,057)	(791)	(732,037)	-	-	19,449	(120,980)	(836,416)
Other comprehensive (loss) / income attributable to owners of the parent company	(2,057)	(791)	(732,037)	-	-	19,449	(120,227)	(835,663)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(753)	(753)
Comprehensive (loss) / income for the year	(5,364,253)	7,249	5,076,078	(3,107,540)	197,733	219,692	(299,276)	(3,270,317)
Comprehensive (loss) / income attributable to owners of the parent company	(5,364,253)	7,249	5,076,078	(3,107,540)	197,733	219,692	(296,083)	(3,267,124)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(3,193)	(3,193)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2022
Cash and due from banks	13,215,710	638,992	25,561,801	473,828	5,688	153,260	206,934	40,256,213
Debt securities at fair value through profit or loss	-	2,600,687	15,761,447	694,459	-	18,370	-	19,074,963
Loans and other financing	103,233,763	67,402,777	9,599,969	14,516,289	1,354,679	131,227	(5,229,106)	191,009,598
Other Assets	12,533,533	4,518,224	251,194,955	7,627,690	2,264,406	1,276,254	13,315,977	292,731,039
Total Assets	128,983,006	75,160,680	302,118,172	23,312,266	3,624,773	1,579,111	8,293,805	543,071,813

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2022
Deposits	188,231,882	46,288,804	183,089,939	8,025,874	-	59,602	(272,318)	425,423,783
Financing received from the Argentine Central Bank and others financial institutions	19,342	130	2,525,002	5,182,870	-	-	(4,782,870)	2,944,474
Unsubordinated debt securities	9,626	3,705	532,683	-	-	-	-	546,014

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other liabilities	16,762,211	3,360,638	7,899,312	3,741,219	1,826,879	617,347	10,835,898	45,043,504
Total Liabilities	205,023,061	49,653,277	194,046,936	16,949,963	1,826,879	676,949	5,780,710	473,957,775

Result by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 06.30.2021
Interest income	21,456,145	12,496,845	30,486,358	5,646,230	518	5,380	(1,051,957)	69,039,519
Interest expenses	(10,682,424)	(2,007,004)	(25,676,599)	(2,385,970)	-	-	980,780	(39,771,217)
Distribution of results by Treasury	2,611,201	(5,561,856)	2,950,655	-	-	-	-	-
Net interest income	13,384,922	4,927,985	7,760,414	3,260,260	518	5,380	(71,177)	29,268,302
Services Fee Income	7,045,772	635,357	39,025	1,902,327	-	1,799,438	(261,881)	11,160,038
Services Fee Expenses	(2,353,396)	(231,279)	(110,593)	(670,075)	-	(102,714)	65,473	(3,402,584)
Income from insurance activities	-	-	-	-	1,350,565	-	205,362	1,555,927
Net Service Fee Income	4,692,376	404,078	(71,568)	1,232,252	1,350,565	1,696,724	8,954	9,313,381
Subtotal	18,077,298	5,332,063	7,688,846	4,492,512	1,351,083	1,702,104	(62,223)	38,581,683
Net income from financial instruments at fair value through profit or loss	-	-	5,613,599	252,886	327,273	225,850	773,514	7,193,122
Income from withdrawal of assets rated at amortized cost	-	-	142,794	-	-	-	(27,732)	115,062
Exchange rate difference on gold and foreign currency	184,864	57,218	138,552	18,715	289	85,635	99,176	584,449
NIFFI And Exchange Rate Differences	184,864	57,218	5,894,945	271,601	327,562	311,485	844,958	7,892,633
Result from exposure to changes in the purchasing power of the currency	351,508	(1,387,763)	(2,912,737)	(805,817)	(528,583)	(350,969)	(395,318)	(6,029,679)
Other operating income	1,648,391	1,453,312	168,538	491,525	11,072	50,726	(762,229)	3,061,335
Loan loss provisions	(3,956,165)	(316,734)	(6,866)	(1,266,700)	-	-	-	(5,546,465)
Net operating income	16,305,896	5,138,096	10,832,726	3,183,121	1,161,134	1,713,346	(374,812)	37,959,507
Personnel expenses	(12,746,953)	(1,303,561)	(827,422)	(1,903,951)	(394,670)	(682,604)	(36,245)	(17,895,406)
Administration expenses	(7,387,278)	(552,238)	(542,169)	(1,144,128)	(278,026)	(433,996)	100,089	(10,237,746)
Depreciations and impairment of non-financial assets	(2,228,302)	(210,098)	(144,265)	(145,476)	(29,876)	(21,214)	(63,845)	(2,843,076)
Other operating expenses	(3,231,214)	(1,298,616)	(1,828,112)	(799,448)	(9,363)	(141,607)	(51,809)	(7,360,169)
Operating income	(9,287,851)	1,773,583	7,490,758	(809,882)	449,199	433,925	(426,622)	(376,890)
Result from associates and joint ventures	-	-	-	1,363	-	-	(1,363)	-
Result before taxes from continuing operations	(9,287,851)	1,773,583	7,490,758	(808,519)	449,199	433,925	(427,985)	(376,890)
Income tax	3,231,003	(255,506)	(2,469,291)	(229,546)	(54,588)	(126,434)	104,014	199,652
Net (loss) / income	(6,056,848)	1,518,077	5,021,467	(1,038,065)	394,611	307,491	(323,971)	(177,238)
Net (loss) / income for the period attributable to owners of the parent company	(6,056,848)	1,518,077	5,021,467	(1,038,065)	394,611	307,491	(323,800)	(177,067)
Net (loss) / income for the period attributable to non-controlling interest	-	-	-	-	-	-	(171)	(171)
Other comprehensive (loss) / income	-	-	(505,973)	-	(1,594)	-	(74,182)	(581,749)
Other comprehensive (loss) / income attributable to owners of the parent company	-	-	(505,973)	-	(1,594)	-	(73,592)	(581,159)
Other comprehensive (loss) / income attributable to non-controlling interest	-	-	-	-	-	-	(590)	(590)
Comprehensive (loss) / income for the year	(6,056,848)	1,518,077	4,515,494	(1,038,065)	393,017	307,491	(398,153)	(758,987)
Comprehensive (loss) / income attributable to owners of the parent company	(6,056,848)	1,518,077	4,515,494	(1,038,065)	393,017	307,491	(397,392)	(758,226)
Comprehensive (loss) / income attributable to non-controlling interests	-	-	-	-	-	-	(761)	(761)

Assets by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021

Cash and due from banks	16,489,566	751,766	25,491,871	996,780	5,746	356,754	257,845	44,350,328
Debt securities at fair value through profit or loss	-	-	29,488,616	1,108,182	-	3,113	-	30,599,911
Loans and other financing	103,906,146	84,634,146	10,414,914	18,550,059	1,176,823	138,450	(7,535,540)	211,284,998
Other Assets	8,999,076	4,693,561	190,693,045	6,132,456	3,172,236	1,987,027	32,129,095	247,806,496
Total Assets	129,394,788	90,079,473	256,088,446	26,787,477	4,354,805	2,485,344	24,851,400	534,041,733

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Liabilities by segments	Personal and Business Banking	Corporate Banking	Bank Treasury	Consumer Finance	Insurance	Asset Management and Other Services	Adjustments	Total as of 12.31.2021
Deposits	188,814,129	42,307,074	153,194,175	9,153,634	-	103,168	(830,581)	392,741,599
Financing received from the Argentine Central Bank and others financial institutions	20,895	-	7,980,445	7,223,603	-	-	(6,711,971)	8,512,972
Unsubordinated debt securities	18,372	11,384	1,412,418	-	-	-	3	1,442,177
Other liabilities	19,359,949	5,864,126	14,485,173	4,988,766	2,168,073	973,738	10,777,296	58,617,121
Total Liabilities	208,213,345	48,182,584	177,072,211	21,366,003	2,168,073	1,076,906	3,234,747	461,313,869

4.	FAIR VALUES

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period. If the quote price is available and there is an active market for the instrument, it will be included in Level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates. If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, as of  June 30, 2022 and December 31, 2021:

Instrument portfolio as of 06/30/2022	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	19,070,756	4,207	-
- Derivatives	324,591	-	-
- Other financial assets	8,182,721	-	-
- Other debt securities	13,351,165	188,046,839	-
- Financial assets pledged as collateral	9,584,744	-	-
- Investments in Equity Instruments	136,138	-	98,846
Total Assets	50,650,115	188,051,046	98,846
Liabilities
- Liabilities at fair value through profit or loss	2,312,189	-	-
- Other financial liabilities	19,024,425	-	-
Total Liabilities	21,336,614	-	-

Instrument portfolio as of 12/31/2021	FV level 1	FV level 2	FV level 3
Assets
- Debt securities at fair value through profit or loss	30,175,773	424,138	-
- Derivatives	302,064	-	-
- Other financial assets	16,853,728	-	-
- Other debt securities	18,251,312	77,999,549	-
- Financial assets pledged as collateral	11,008,090	-	-
- Investments in Equity Instruments	213,777	-	146,046
Total Assets	76,804,744	78,423,687	146,046
Liabilities
- Liabilities at fair value through profit or loss	2,795,496	-	-
- Other financial liabilities	31,329,718	-	-
Total Liabilities	34,125,214	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Below is shown the reconcilation of the financial instruments classiffied as Fair Value Level 3:

FV level 3	12/31/2021	Transfers	Additions	Disposals	P/L	06/30/2022
Assets
- Debt securities at fair value through profit or loss	146,046	-	-	-	(47,200)	98,846

Valuation Techniques

Valuation techniques to determine fair values include the following:

-Market or quoted prices for similar instruments.
-The estimated present value of instruments.

The Group uses valuation techniques using spot rate curves that estimate yield curves based on market prices market. They are detailed below:

-Interpolation model: It consists of the determination of the value of financial instruments that do not have a market price at the closing date, based on quoted prices for similar assets (both in terms of issue, currency, and duration) in the active markets ( MAE, Bolsar or secondary) through the linear interpolation of them. This technique has been used by the Entity to determine the fair value of the instruments issued by the BCRA and Treasury Bills without quotation at the end of this period.

-Performance Curve Model under Nelson Siegel: This model proposes a continuous function to model the trajectory of the instant forward interest rate considering as a domain the term comprised until the next interest and / or capital payment. It consists in the determination of the instrument’s price estimating volatility through market curves. The Entity has used this model to estimate prices in debt securities or financial instruments with variable interest rate.

The Group periodically evaluates the performance of the models based on indicators which have defined tolerance thresholds.

Under IFRS, the estimated residual value of an instrument at inception is generally the transaction price.In the event that the transaction price differs from the determined fair value, the difference will be recognized in the income statement proportionally for the duration of the instrument. As of June 30, 2022, no differences have been recorded with respect to the transaction price.

Fair Value of Other Financial Instruments

The following describes the methodologies and assumptions used to determine the fair values of financial instruments not recorded at their value in these financial statements:

-Assets whose fair value is similar to book value: For financial assets and liabilities that are liquid or have short-term maturities (less than three months), the book value is considered to be similar to fair value.
-Fixed rate financial instruments: The fair value of financial assets was determined by discounting future cash flows at the current market rates offered, for each year, for financial instruments with similar characteristics. The estimated fair value of deposits with a fixed interest rate was determined by discounting future cash flows through the use of market interest rates for deposits with maturities similar to those of the Group's portfolio.

For listed assets and the quoted debt, fair value was determined based on market prices.

-Other financial instruments: In the case of financial assets and liabilities that are liquid or have a short term to maturity, it is estimated that their fair value is similar to their book value. This assumption also applies to savings deposits, current accounts and others.

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30, 2022 and December 31, 2021  :

Other Financial Instruments as of 06/30/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	40,256,213	40,256,213	40,256,213	-	-
-Other financial assets	1,767,386	1,767,386	1,767,386	-	-

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Other Financial Instruments as of 06/30/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
-Loans and other financing	191,009,598	199,151,784	-	-	199,151,784
- Repo transactions	7,117,362	7,117,362	7,117,362	-	-
- Other Debt Securities	11,400,434	11,400,434	11,400,434	-	-
-Financial assets in as guarantee	472,485	472,485	472,485	-	-
	252,023,478	260,165,664	61,013,880	-	199,151,784
Financial Liabilities
-Deposits	425,423,783	433,651,258	-	-	433,651,258
- Other financial liabilities	850,385	850,385	850,385	-	-
-Financing received from the BCRA and other financial institutions	2,944,474	3,632,458	-	-	3,632,458
- Unsubordinated debt securities	546,014	546,014	546,014	-	-
	429,764,656	438,680,115	1,396,399	-	437,283,716

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
-Cash and due from Banks	44,350,328	44,350,328	44,350,328	-	-
-Other financial assets	2,061,602	2,061,602	2,061,602	-	-
-Loans and other financing	211,284,998	233,169,627	-	-	233,169,627
- Repo transactions	58,340,577	58,340,577	58,340,577	-	-
- Other Debt Securities	11,313,047	11,313,047	11,313,047	-	-
-Financial assets pledged as collateral	619,205	619,205	619,205	-	-
	327,969,757	349,854,386	116,684,759	-	233,169,627
Financial Liabilities
-Deposits	392,741,599	394,625,703	-	-	394,625,703
-Other financial liabilities	1,047,568	1,047,567	1,047,567	-	-
-Finances received from the BCRA and other financial institutions	8,512,972	9,013,065	-	-	9,013,065
- Unsubordinated debt securities	1,442,177	1,442,177	1,442,177	-	-
	403,744,316	406,128,512	2,489,744	-	403,638,768

5.	CASH AND DUE FROM BANKS

The composition of the cash on each of the indicated dates is detailed below:

Item	06/30/2022	12/31/2021	06/30/2021	12/31/2020
Cash and due from banks	40,256,213	44,350,328	42,454,471	75,370,568
Debt securities at fair value through profit or loss	4,529,680	14,164,914	9,067,697	3,840,170
Money Market Funds	541,358	2,383,479	1,914,270	1,896,966
Cash and cash equivalents	45,327,251	60,898,721	53,436,438	81,107,704

For their part, the reconciliations between the balances of those items considered cash equivalents in the Statement of Cash Flow and those reported in the Statement of Financial Position as of the indicated dates are set out below:

Items	06/30/2022	12/31/2021	06/30/2021	12/31/2020
Cash and due from Banks
As per Statement of Financial Position	40,256,213	44,350,328	42,454,471	75,370,568
As per the Statement of Cash Flows	40,256,213	44,350,328	42,454,471	75,370,568
Debt securities at fair value through profit or loss
As per Statement of Financial Position	19,074,963	30,599,911	26,512,307	20,287,760
Securities not considered as cash equivalents	(14,545,283)	(16,434,997)	(17,444,610)	(16,447,590)
As per the Statement of Cash Flows	4,529,680	14,164,914	9,067,697	3,840,170
Money Market Funds
As per Statement of Financial Position – Other financial assets	9,950,107	18,915,330	7,126,080	8,804,752
Other financial assets not considered as cash	(9,408,749)	(16,531,851)	(5,211,810)	(6,907,786)
As per the Statement of Cash Flow	541,358	2,383,479	1,914,270	1,896,966

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Reconciliation of financing activities at June 30, 2022 is as follows:

Items	Balances at 12/31/2021	Cash Flows		Other non-cash movements	Balances at 06/30/2022
		Collections	Payments
Unsubordinated debt securities	1,442,177	-	(896,163)	-	546,014
Financing received from the Argentine Central Bank and other financial institutions	8,512,972	57,173,406	(62,741,904)	-	2,944,474
Lease Liabilities	1,849,306	-	(928,406)	493,160	1,414,060
Total	11,804,455	57,173,406	(64,566,473)	493,160	4,904,548

6.	RELATED PARTY TRANSACTIONS

Related parties are considered to be all those entities that directly, or indirectly through other entities, control over another, are under the same control or may exercise significant influence over the financial or operational decisions of another entity.

The Group controls another entity when it has power over the financial and operating decisions of other entities and in turn obtains benefits from it, On the other hand, the Group considers that it has joint control when there is an agreement between the parties regarding the control of a common economic activity.

Finally, those cases in which the Group has significant influence is due to the power to influence the financial and operating decisions of another entity but not being able to exercise control over them, For the determination of such situations, not only the legal aspects are observed but also the nature and substance of the relationship.

Additionally, related parties are considered to be the key personnel of the Group's Management (members of the Board and managers of the Group and its subsidiaries), as well as the entities over which key personnel may exercise significant influence or control.

Controlling Entity

Mr. Julio Patricio Supervielle is the main shareholder of the Groups, with registered address on  Bartolomé Mitre 434, , Autonomous City of Buenos Aires, Julio Patricio Supervielle´s interest in the capital and votes of the Group as of June 30, 2022 and December 31, 2021  amounts to the 35,12%.

7.	COMPOSITION OF THE MAIN ITEMS OF THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION AND CONSOLIDATED INCOME STATEMENT

7.1 Debt securities at fair value through profit or loss	06/30/2022	12/31/2021
Goverment securities	15,789,418	25,964,458
Corporate securities	2,638,726	4,123,557
Securities issued by the Argentine Central Bank	646,819	511,896
	19,074,963	30,599,911
7.2 Derivatives
Debtor balances related to forward operations in foreign currency to be settled in pesos	290,141	292,034
Debtor balances related to forward operations in foreign currency	34,450	10,030
	324,591	302,064
7.3 Repo Trasactions
Financial debtors from cash sales to be settled and active repos	-	10,688
Financial debtors for active repos of government securities	600,588	-
Financial debtors for active repos of I.R.M. with Argentine Central Bank	6,509,025	58,134,470
Accrued interest receivable for active repos	7,749	195,419
	7,117,362	58,340,577
7.4 Other financial assets
Participation Certificates in Financial Trusts	100,712	117,117
Investments in Asset Management and Other Services	1,743,395	2,809,773
Other investments	669,027	706,516
Receivable from spot sales peading settlament	5,631,140	13,427,456
Several debtors	1,642,035	1,027,809
Miscellaneous debtors for credit card operations	227,977	878,636
Miscellaneous debtors for collections	50,965	68,118
Allowances	(115,144)	(120,095)
	9,950,107	18,915,330

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

7.5 Loans and other financing
Non‑financial public sector	301,881	30,958
Financial sector	146,795	104,608
Loans	180,689	139,736
Less: allowances	(33,894)	(35,128)
Non‑financial private sector and foreign residents:	190,560,922	211,149,432
Loans	188,746,657	210,947,893
Overdrafts	8,752,585	6,852,181
Promissory notes	59,951,812	73,579,107
Mortgage loans	3,156,885	4,401,378
Automobile and other secured loans	5,357,261	4,747,427
Personal loans	33,082,492	39,169,363
Credit card loans	40,675,074	41,826,332
Foreign trade loans and U$S loans	11,928,449	14,774,718
Others	6,993,146	7,960,433
Interest and price differences accrued receivable	22,234,682	26,783,811
(documented interests)	(2,744,912)	(8,079,307)
IFRS adjustments	(640,817)	(1,067,550)
Receivables from financial leases	7,793,084	8,384,861
Others	1,972,034	2,158,923
Less: allowances	(7,950,853)	(10,342,245)
	191,009,598	211,284,998

7.6 Other debt securities
Debt securities	2,424,754	300,215
Financial Trust Debt Securities	14,097	-
Goverment securities	23,323,577	29,574,193
Securities issued by the Argentine Central Bank	187,060,588	77,691,485
Others	48	65
Allowance	(24,626)	(2,050)
	212,798,438	107,563,908
7.7 Financial assets pledged as collateral
Special guarantees accounts in the Argentine Central Bank	7,685,619	8,871,075
Deposits in guarantee	2,371,610	2,756,220
	10,057,229	11,627,295
7.8 Other non-financial assets
Other Miscellaneous assets	2,542,448	1,707,714
Loans to employees	198,137	315,860
Payments in advance	1,389,910	1,076,073
Works of art and collector's pieces	66,469	66,468
Retirement insurance	94,432	94,855
Other non-financial assets	86,214	89,594
	4,377,610	3,350,564

7.9 Inventories
Electronics	138,781	189,838
Home and Health care	4,513	-
Allowances for impairment	(2,832)	(3,616)
	140,462	186,222

7.10 Deposits
Non-financial sector	24,637,840	15,623,470
Financial sector	116,693	53,234
Current accounts	39,927,232	43,005,765
Savings accounts	218,105,407	213,500,213
Fixed term and term investments	94,532,981	106,394,319
Investment accounts	38,860,813	5,169,123
Others	4,771,168	5,894,852
Interest and Adjustments	4,471,649	3,100,623
	425,423,783	392,741,599
7.11 Liabilities at fair value through profit and loss
Liabilities for transactions in local currency	272,941	1,857,528
Liabilities for transactions in foreign currency	2,039,248	937,968
	2,312,189	2,795,496

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

7.12 Other financial liabilities
Amounts payable for spot transactions pending settlement	6,401,149	17,499,288
Collections and other operations on behalf of third parties	11,438,433	12,245,186
Fees accrued to pay	6,456	9,299
Financial guarantee contracts	242,105	19,334
Liabilities associated with the transfer of financial assets not derecognised	371,898	750,955
Lease liability	1,414,060	1,849,306
Others	709	3,918
	19,874,810	32,377,286
7.13 Financing received from the Argentine Central Bank and other financial institutions
Financing received from local financial institutions	2,746,750	1,410,443
Financing received from international institutions	197,724	7,102,529
	2,944,474	8,512,972
7.14 Provisions
Provisions for unutilized balances	676,515	879,716
Eventual commitments	285,116	283,008
Other contingencies	91,364	81,258
	1,052,995	1,243,982
7.15 Other non-financial liabilities
Payroll and social securities	7,296,264	8,515,390
Sundry creditors	7,654,125	8,006,456
Tax payable	5,154,511	4,710,743
Planned payment orders pending settlement	1,341,708	549,293
Revenue from contracts with customers (1)	236,949	250,152
Contribution to the deposit guarantee fund	51,405	54,326
Others non- financial liabilities	36,312	29,942
	21,771,274	22,116,302

	Six-month period ending on		Three-month period ending on
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
7.16 Interest income
Interest on overdrafts	2,059,827	1,718,552	1,018,362	938,160
Interest on promissory notes	7,289,597	6,936,891	3,299,783	3,334,128
Interest on personal loans	11,286,329	13,663,163	5,412,069	6,909,151
Interest on promissory notes	4,087,548	5,018,373	1,969,217	2,295,287
Interest on credit card loans	4,738,338	4,187,121	2,403,426	1,985,160
Interest on mortgage loans	5,987,263	5,296,535	3,521,433	2,710,898
Interest on automobile and other secured loan	1,402,046	979,139	661,615	498,922
Interest on foreign trade loans and USD loans	516,211	988,358	238,227	435,378
Interest on financial leases	1,476,437	851,581	812,016	457,210
Interest on public and private securities measured at amortized cost	34,308,510	17,687,007	20,402,050	9,870,773
Others	3,801,132	11,712,799	1,505,181	6,054,769
	76,953,238	69,039,519	41,243,379	35,489,836
7.17 Interest Expenses
Interest on current accounts deposits	17,626,329	13,303,051	9,842,214	7,243,261
Interest on time deposits	28,808,786	25,178,510	15,658,832	13,054,182
Interest on other liabilities from financial transactions	686,730	1,070,853	352,905	533,495
Interest on financing from the financial sector	146,740	77,835	76,450	67,820
Others	144,775	140,968	95,017	78,912
	47,413,360	39,771,217	26,025,418	20,977,670
7.18 Net income from financial instruments at fair value through profit or loss
Income from corporate and government securities	6,014,979	5,465,624	2,485,580	3,149,662
Income from securities issued by the Argentine Central Bank	570,858	248,327	325,982	140,489
Derivatives	144,742	1,479,171	53,138	464,440
	6,730,579	7,193,122	2,864,700	3,754,591

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
7.19 Service Fees Income
Commissions from deposit accounts	4,519,497	4,329,947	2,202,768	2,353,508
Commissions from credit and debit cards	3,405,356	3,349,866	1,682,787	1,598,927
Commissions from loans operations	144,341	82,555	73,513	47,223
Commissions from miscellaneous operations	2,937,805	3,317,869	1,412,738	1,564,694
Others	53,641	79,801	24,419	42,905
	11,060,640	11,160,038	5,396,225	5,607,257
7.20 Services Fees expenses
Commissions paid	3,851,560	3,320,283	1,885,851	1,692,903
Export and foreign currency operations	112,720	82,301	44,647	8,966
	3,964,280	3,402,584	1,930,498	1,701,869
7.21 Other operating incomes
Loans recovered and allowances reversed	1,286,884	1,306,314	387,512	395,036
Rental from safety boxes	271,811	250,042	136,303	122,240
Commissions from trust services	27,317	22,251	25,152	9,511
Adjust other credits	130,140	123,969	68,050	57,683
Sales of property. plant and equipment	23,075	3,143	16,382	377
Default interests	212,794	160,175	111,375	115,473
Others	1,155,163	1,195,441	666,626	611,197
	3,107,184	3,061,335	1,411,400	1,311,517
7.22 Personnel expenses
Payroll and social securities	18,141,862	15,916,341	9,441,126	7,923,621
Personnel expenses	1,338,563	1,979,065	549,081	573,149
	19,480,425	17,895,406	9,990,207	8,496,770

7.23 Administration expenses
Directors´ and statutory auditors´fees	259,877	333,692	146,205	216,887
Other fees	2,732,961	2,813,104	1,376,424	1,569,033
Advertising and publicity	720,122	641,767	420,212	364,366
Taxes	2,223,158	2,265,196	1,168,665	1,196,758
Maintenance. security and services	2,409,013	2,881,002	1,252,541	1,631,640
Rent	35,217	62,423	18,725	30,504
Others	1,211,106	1,240,562	605,881	614,902
	9,591,454	10,237,746	4,988,653	5,624,090
7.24 Depreciation and impairment of non-financial assets
Depreciation of property. plant and equipment (Schedule F)	588,135	573,981	290,119	285,933
Depreciation of miscellaneous assets	241,029	217,097	121,951	108,191
Amortization of intangible assets (Schedule G)	1,623,216	1,286,539	793,374	666,579
Depreciation of rent asstes by right of use (Schedule F)	674,065	765,459	332,021	372,046
	3,126,445	2,843,076	1,537,465	1,432,749
7.25 Other operating expenses
Promotions related with credit cards	649,713	495,525	262,587	261,043
Turnover tax	5,556,331	5,478,523	2,900,751	2,794,757
Result by initial recognition of loans	58,215	153,145	31,844	90,469
Charges paid to National Social Security Administration (ANSES)	85,228	68,227	30,663	30,548
Balance adjustments loans and credit cards	110,134	86,620	49,897	50,824
Operationaal losses	268,527	21,065	218,068	224
Interests for leases liabilities	220,216	158,981	112,759	53,567
Coverage services	6,181	13,315	2,194	6,297
Contributions made to deposit insurance fund	324,637	329,474	161,591	170,099
Charge for credit loss of others credits and for other provisions	346,273	172,783	103,635	93,652
Others	490,971	382,511	355,834	244,830
	8,116,426	7,360,169	4,229,823	3,796,310

8.	CONSIDERATION OF THE RESULTS

The Annual Ordinary Shareholders' Meeting held on April 27, 2022 approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with optional reserve.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Likewise, the partial reversal of the optional reserve set up for the distribution and payment of dividends was approved. Pursuant to the board meeting held on May 5, 2022, it was decided to approve the payment of cash dividends for 343,789 thousands of pesos.

9.	INSURANCE

Income from insurances activities

The composition of the item “Result for insurance activities” as of June 30, 2022 and 2021  is as follows:

Items	six-month period ending on		Three-month period ending on
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Accrued premiums	2,366,069	2,447,837	1,150,348	1,251,341
Accrued claims	(374,748)	(461,708)	(155,749)	(250,972)
Production expenses	(343,712)	(430,202)	(172,412)	(236,128)
Total	1,647,609	1,555,927	822,187	764,241

10.	ASSET MANAGEMENT AND OTHER SERVICES

As of June 30, 2022 and December 31, 2021, Banco Supervielle S.A. is the depository of the Asset managed by Supervielle Asset Management S.A. In accordance with CNV General Resolution No, 622/13, below are the portfolio, net worth and number of units of the Mutual Funds mentioned earlier.

Asset Management and Other Services	Portfolio		Net Worth		Number of Units
	06/30/2022	12/31/2021	06/30/2022	12/31/2021	06/30/2022	12/31/2021
Premier Renta CP en Pesos	58,090,204	68,592,639	57,998,860	68,494,529	10,776,565,453	11,713,447,317
Premier Renta Plus en Pesos	462,715	405,641	386,218	403,221	17,156,468	15,706,691
Premier Renta Fija Ahorro	9,244,796	12,551,664	8,811,113	12,469,913	1,422,731,485	2,136,780,683
Premier Renta Fija Crecimiento	161,668	155,518	160,511	155,087	5,517,724	4,571,392
Premier Renta Variable	302,016	557,978	258,796	553,623	5,658,821	8,944,577
Premier Abierto Pymes	1,096,642	1,417,938	1,094,354	1,414,986	87,849,341	99,988,028
Premier Commodities	566,058	407,258	481,107	306,864	22,958,506	15,200,277
Premier Capital	2,851,148	1,957,858	2,388,993	1,934,779	246,857,994	180,998,028
Premier Inversión	725,738	1,792,112	725,376	1,791,239	912,589,378	1,965,594,347
Premier Balanceado	943,865	1,638,191	943,087	1,636,911	107,272,240	169,137,724
Premier Renta Mixta	2,320,198	5,009,272	2,164,581	4,466,901	489,362,649	850,150,799
Premier Renta Mixta en Dólares	120,332	183,684	119,205	182,565	1,988,297	2,122,092
Premier Performance Dólares	331,319	710,533	329,942	705,357	4,244,976	6,455,272
Premier Global USD	302,019	361,772	301,518	361,072	2,372,306	2,430,000

11.	ADDITIONAL INFORMATION REQUIRED BY THE BCRA

11.1. CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No, 24485 and Decree No, 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

Through Decree No, 1127/98 dated September 24, 1998, the National Executive Branch established the maximum coverage limit of the guarantee system, applicable to demand or time deposits, in pesos and/or foreign currency. Until February 28, 2019, such limit amounts to 450, pursuant to Communication “A” 5943. As from March 1, 2019, such limit amounted to 1,000 pursuant to Communication “A” 6654, As from May 1, 2020, the new limit amounts to $ 1,500, pursuant to Communication “A” 6973.

This regime does not include deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by persons directly or indirectly related to the entity, deposits of securities, acceptances or guarantees, and those set up after July 1, 1995 at an interest rate higher than that periodically

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

set forth by the Argentine Central Bank on the basis of the daily survey carried out by that agency (*). Excluded from the regime are also the deposits whose ownership was acquired through endorsement and placements offering incentives additional to the interest rate. The system has been implemented through the creation of the so-called “Deposit Guarantee Fund" (F,G,D,), which is managed by the company Seguros de Depósitos S.A. (SEDESA) and whose shareholders are the Central Bank and the financial institutions in the proportion determined for each of them by that agency on the basis of contributions made to such fund.

(*) Enforced on January 20, 2019, pursuant to provision “A” 6435, such exclusions are as follows: Sight deposits with agreed-upon rates exceeding reference rates and term deposits and investments exceeding 1,3 times such rate. Reference rates are released on a regular basis by the Argentine Central Bank in accordance with a mobile average of the last five banking business days of passive rates that may arise for term deposits of up to 100 (or its equivalent in other currencies) from the survey to be carried out by said institution.

11.2. RESTRICTED ASSETS

The Group has assets whose availability is restricted, according to the following detail:

Detail	06/30/2022	12/31/2021
Other receivables from financial transactions
Special guarantee accounts in the Argentine Central Bank	7,685,619	8,871,075
	7,685,619	8,871,075

Miscellaneous Receivables
Guarantee deposits for currency forward transactions	1,528,123	1,778,411
Guarantee deposits for credit cards transactions	789,747	907,828
Other guarantee deposits	53,740	69,981
	2,371,610	2,756,220

11.3. COMPLIANCE OF PROVISIONS ISSUED BY THE NATIONAL SECURITIES COMMISSION

Pursuant to General Ruling N° 629 issued by the National Securities Commission, supporting documentation of our accounting and administration operations for the financial years 2012 to 2021 and until June 30, 2022, the accounting books since September 2012 up to date and all corporate books are safeguarded in the registered headquarters.

Any other documentation or book, older than the date specified above for each case, is safeguarded by the firm AdeA S.A., whose warehouse is located on Ruta Provincial N°36, Km 31,500, Bosques, Partido de Florencio Varela, Buenos Aires Province.

11.4.	FINANCIAL TRUSTS

The detail of the financial trusts in which The Entity acts as Trustee or as Settler is summarized below:

As Trustee:

Banco Supervielle S.A.

Below is a detail of financial trusts:

Below is a detail of the Guarantee Management trust where Banco Supervielle acts as a trustee as of June 30, 2022:

Financial trust	Indenture executed on	Due of principal obligation	Original principal amount	Principal balance	Beneficiaries	Settlers
Fideicomiso de Administración Interconexión 500 KV ET Nueva San Juan - ET Rodeo Iglesia	09/12/2018	The Term of this Trust Fund Contract will be in force over 24 months as from 09/12/2018, or until the expiration of liabilities through Disbursements (Termination Date”), 30 days (thirty days) after the maturity of this Trust Agreement without the parties’ having agreed upon an Extension Commission, the Trustor of the trust account shall receive USD 6.000 (six thousand US Dollars) at the	-	-

Those initially mentioned in Exhibit V (DISERVEL S.R.L, INGENIAS S.R.L, GEOTECNIA (INV, CALVENTE), NEWEN INGENIERIA S.A., INGICIAP S.A., MERCADOS ENERGETICOS, DISERVEL S.R.L) and providers of works, goods and services included in the Project to be assigned by the Trustee with prior consent of the Trustor

Interconexion Electrica Rodeo S.A.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

exchange rate in force in Banco Supervielle as a fine,

IUDÚ Compañia Financiera S.A. (Financial Trust CCF)

Assets in Trust: Personal Loans

Trustee: Equity TMF Trust Company (Argentina) S.A.

Financial Trust	Set-ip on	Initial Amount in Trust	Títulos Emitidos		Book value at 06/30/2022
			Participation Certificates	Debt Securities	Participation Certificates	Debt Securities
25	1/10/2021	$ 703.600	119,612	583,988	119,612	-
26	31/3/2022	$ 1.000.000	170,000	830,000	169,650	-

Micro Lending S.A.U. (Financial Trust Micro Lending)

The following are financial trusts where Micro Lending S.A.U acts as settler:

Financial Trust	Set-up on	Securitized Amount	Issued Securities
			Type	Amount	Type	Amount	Type	Amount
III	06/08/2011	$ 39,779	VDF TV A	VN$ 31,823	VDF B	VN $ 6,364	CP	VN $ 1,592
			Mat: 03/12/13		Vto: 11/12/13		Vto: 10/12/16
IV	09/01/2011	$ 40,652	VDF TV A	VN$ 32,522	VDF B	VN $ 6,504	CP	VN $ 1,626
			Mat: 06/20/13		Vto: 10/20/13		Vto: 06/29/17

11.5. ISSUANCE OF NEGOTIABLE DEBT SECUTITIES

Banco Supervielle S.A.

Global Program for the issuance of simple Negotiable Debt securities, not convertible into shares, for an amount of up to US $ 2,300,000,000 (or its equivalent in other currencies or units of value)

The following describes issuances in force as of June 30, 2022 and December 31, 2021:

Issuance date	Currency	Nro, of Class	Amount	Amortization	Term	Maturity date	Rate	Book Value
								06/30/2022	12/31/2021
02/14/18	$	E	1,607,667	3 equal and consecutive annual installments, 1° 02-14-21	60	02/14/2023	Floating Badlar of Private Banks + 4,05%	546,014	1,442,177
							Total	546,014	1,442,177

Global Program for the Issuance of Subordinated debt securities for up to V / N $ 750,000 (expanded to V / N $ 2,000,000),

As of June 30, 2022 and December 31, 2021, the Bank has no outstanding issues.

11.6.	RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF DIVIDENDS

Pursuant to regulations set by the Argentine Central Bank, 20% of the profits for the year, net of possible prior year adjustments, where applicable, are to be allocated to the Legal Reserve.

Pursuant to the amended text on distributions of dividends, financial entities shall comply with a series of requirements, as follows: i) They shall not be subject to the provisions of Sections 34 and 35 bis of the Financial Institutions Law; ii) No liquidity assistance loans shall have been granted to them; iii) they shall be in compliance with information regimes; iv) they shall not record shortfalls in the compiled minimum capital (without computing for such purposes the effects of the individual exemptions granted by the Superintendence of Financial and Foreign Exchange Institutions) or minimum cash, v) they shall have complied with additional capital margin when applicable.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The entities not facing any of these situations may distribute dividends in accordance with provisions set forth in said amended text, provided the entity´s liquidity or solvency is not jeopardized.

It is worth to be mentioned that pursuant to Communication “A” 6464 issued by the Argentine Central Bank, until March 31, 2020, financial entities, which, for the purpose of determining the distributable result, have not applied the additional of 1 percentage point on capital margins shall rely on previous authorization issued by the SEFyC.

On August 30, 2019 and with the purpose of stabilizing the exchange market, the Argentine Central Bank issued Communication “A” 6768, pursuant which financial entities shall rely on the previous authorization of Exchange and Financial Entities Superintendence before distributing its income. Over the course of such authorization process, the Comptroller Entity will assess, among other items, potential effects of the application of international accounting standards pursuant to Communication “A” 6430 (Paragraph 5.5 of IFRS 9 – Detriment of financial assets value) as well as the effects of the re-expression of financial statements pursuant to Communication “A” 6651.

On March 19, 2020 the Argentine Central Bank issued Communication “A” 6939 by means of which the suspension of income distribution of financial entities was made effective until June 30, 2020, extending it until December 31, 2021 through communication "A" 7035 of June 4, 2020.

Likewise, on December 17, 2020, through communication “A” 7181, the BCRA decided to extend said suspension in the distribution of results until June 30, 2021. Later on June 24, 2021 through Communication “A” 7312 again extended the extension until December 31, 2021.

On December 16, 2021, the Board of Directors of the Central Bank of the Argentine Republic (BCRA) established that the entities of the financial system may distribute as of next year up to 20% of the profits accumulated until December 31, 2021, in twelve monthly and consecutive installments, in accordance with the rules for distribution of results.

11.7.	ACCOUNTS IDENTIFYING MINIMUM CASH INTEGRATION COMPLIANCE

As of  June 30,2022 and  December 31,2021, the minimum cash reserve was made up as folllows:

Item (*)	06/30/2022	12/31/2021
Current accounts in the Argentine Central Bank (**)	10,817,030	4,000,000
Sight accounts in the Argentine Central Bank (**)	15,466,548	14,658,247
Special accounts for previous credit payment (**)	7,248,513	6,095,650
Special accounts for acred. assets (**)	625,613	-
Total	34,157,704	24,753,897

(*) Historical values without inflation adjustment

(**)They correspond to balances according to bank statements.

It is worth mentioning that on those dates, the Group was in compliance with minimum cash integration requirements.

11.8.	FINANCIAL AGENCY AGREEMENT OF THE PROVINCE OF SAN LUIS

As previously disclosed, on January 17, 2017, the Province of San Luis notified the Bank of its decision to exercise its right to terminate the financial agency agreement, effective as of February 28, 2017. Despite the termination of the financial agency agreement, since February 2017 the Bank continued to provide financial services to the government of the Province of San Luis and its employees following an agreement signed with the province which was successively renewed and remained in force until May 2, 2022. On May 5, 2022, the government of the Province of San Luis notified Banco Supervielle that on May 2, it had signed an agreement for the designation of Banco de la Nación Argentina as financial agent.

On July 26, the Bank closed the agreement to transfer the financial agent business that served the government of the Province of San Luis for almost 25 years, including the transfer of employees, branches and the assignment of the loan portfolio that involves agents and employees of the province. It does not include any private sector customers of the Bank in the province.

The operation was transferred in August and included almost 96 thousand customers (including San Luis employees and provincial social plans), Loans and credit card balances amounting to AR$ 4.139 million, saving accounts including balances amounting to AR$ 2.523 million, and 14 branches located in the Province. Another 4 branches were closed. The operation transferred accounted for approximately 2.4%, 3.1%, 4% and 10% of our total loans, deposits, employees, and physical branches, respectively. Net revenues associated with this agency agreement in 2022 represented 2.2% of the Bank’s total revenues in this first half.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The Bank will continue to build on the strong franchise established over the past 25 years serving the private sector in this province through five physical branches in the most densely populated areas, together with its innovative virtual branches and serving more than 106.000 customers. The continuing operation includes a loan portfolio of over AR$ 6.000 million, which accounted to 60% of the total operation in the Province until de transfer.

12.	FINANCIAL RISK FACTORS

There have been no significant changes in policies related to the administration of risks the Group may be exposed to regarding financial statements as of December 31, 2021 and in Note1.2.

In this regard, the risks in relation to the context in which the Company operates must be taken into account, as described in Note 14.

13.	INTERNATIONAL FINANCING PROGRAMS

In December 2017, Banco Interamericano de Desarrollo (BID) granted Banco Supervielle S.A. a loan (tranche A) for USD 40,000,000, USD 35,000,000 of which are settled over a three-year term and the remaining USD 5,000,000 over a five-year term.In June 2018, the Bank was granted a loan (tranche B) for USD 93,500,000, USD 40,000,000 are settled over a year term and the remaining USD 53,500,000 are settled over ywo years and a half. As of December 31, 2021, Tranche B will be canceled in its entirety, and the USD 35,000,000 of Tranche A.

In September 2019, the Entity was granted a senior non-guaranteed syndicated loan for USD 80,000,000 (eighty million US Dollars) at a three-year term and a Libor interest rate +3,40% by the FMO, the Dutch development bank, as organizer, and Proparco, a subsidiary of the French Development Agency. Such funds were immediately allocated among Small and Medium Size Companies Clients of our portfolio who run their businesses in regional exporting economies in different sectors. During the month of November 2020, the first capital installment for USD 20,000,000 was paid and in June 2021 and December 2021, two more installment were canceled, , and in June 2022 the loan with FMO/Proparco was completed.

It is worth to be mentioned that such agreement is subject to the compliance of certain financial covenants, certain “do and do not do” conditions as well as certain reporting requirements.

During the quarter, the Group was in compliance with the financial covenants of both loans.

14.	ECONOMIC CONTEXT IN WHICH THE COMPANY OPERATES

The Group operates in a complex economic context, whose main variables have been highly volatile, both nationally and internationally.

The year 2021 was a year of recovery in economic activity, after the GDP contraction of 9.9% experienced by the Argentine economy in 2020. However, various factors meant that the recovery was not homogeneous in all sectors and in several of them have not yet reached the levels of 2018, when the recession began.

The fiscal accounts, meanwhile, accumulated a primary deficit of 3.6% of GDP in the year 2021 (result that excludes income from the Solidarity Contribution, and those from the transfer of Special Drawing Rights transferred by the International Monetary Fund) . In recent months, the red of the public accounts has accelerated considerably, the assistance from the Central Bank to the Treasury has been increasing. Throughout 2021, the BCRA assisted the Treasury for an equivalent of 3.7% of GDP, of which 2.5% of GDP was concentrated in the fourth quarter. This rate of assistance accelerated even more during the first half of 2022.

In recent months, the BCRA continued to take measures to stop the drain on foreign exchange. This context has led to a drop in reserves. Despite the greater pressures, the Central Bank kept the exchange rate stable until the general legislative elections held in mid-November 2021. But once the elections were over, the official exchange rate began to accelerate until it reached an annualized rate of order of 22% in December, still below the inflation rate, which in December stood at 50.9% per year. During 2022, this trend continued, generating a 25% devaluation in the currency, well below the evolution of inflation, which as of June 30, 2022 has accumulated 36.2%. The BCRA recently created new exchange rates for the tourism sector and soy producers in an attempt to curb the disparity between the official exchange rate and the real exchange rate.

In March 2022, the Government announced that it had reached an Agreement with the International Monetary Fund (IMF). The Argentine Congress approved the Agreement with the IMF on March 11, 2022 for extended financing for a

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

term of two and a half years and with an amortization period of more than ten years. The Agreement with the IMF has the following main terms: (i) Argentina's commitment to gradually reduce its primary deficit to 2.5% of Argentina's GDP in 2022, to 1.9% of its GDP in 2023 and to 0, 9% of its GDP in 2024; (ii) Argentina's commitment to gradually reduce its monetary assistance from the Argentine treasury to 1% of Argentina's GDP in 2022, 0.6% of its GDP in 2023 and 0% of its GDP in 2024; (iii) the setting of positive real interest rates; and (iv) the reduction of inflation from a multicausal approach and the accumulation of reserves without major modifications to the current exchange rate regime.

As of the date of these financial statements, the Central Bank raised the interests of the LELIQ interest rate by making consecutive increases that took the rate from 38% in 2021 to 60% per year as of June 30, 2022, in the same sense raised the minimum limits of the interest rates on the fixed terms of human persons, establishing a new floor of 61% per year, while for the rest of the sectors the minimum rate went to 54%.

So far in 2022, and in line with budget forecasts within the framework of the agreement with the IMF, the net financing of the National Treasury contemplated, in addition to the financing obtained in the auctions of market instruments, the net transfer of $435,051 million. The same was given in concept of transitory advances from the BCRA to the National Treasury and the variation of deposits that contemplated the partial use —for an amount of $322,449 million— of the budgetary support component foreseen in the agreement with the IMF that the international organization had disbursed in Special Drawing Rights (SDR) on the occasion of the initial signing of the agreement.

Faced with the context of volatility in the public debt market, which was evident as of June, the BCRA began to offer financial entities a put option on the National Government securities awarded as of July of 2022 and that mature before December 31, 2023. This measure seeks to reduce the volatility of the prices of Treasury instruments and provide entities with new tools to manage their liquidity.

The financial sector has significant exposure to the Argentine public sector, through rights, public securities, loans and other assets. The Group's exposure to the Argentine public sector is as follows:

06/30/2022
BCRA+ Repo	194,824,769
Bonds issued by the National Treasury	39,064,948
Other provincial public securities	15,864
Total Public Securities	233,905,581
Loans to the Public Sector	301,881
Total Exposure to the Public Sector	234,207,462
Percentage of total assets	43%
Percentage of total Equity	339%

According to what is established in note 1.1, non-financial public sector instruments are not covered by the impairment provisions of IFRS 9 “Financial Instruments”.

Likewise, as of June 30, 2022, the Group has instruments issued by the B.C.R.A. for 187,707,407 and active repo operations in which the monetary authority is the counterparty for 7,117,362.

The context of volatility and uncertainty continues at the date of issuance of these interim condensed consolidated financial statements.

The Group's Management permanently monitors the evolution of the variables that affect its business, to define its course of action and identify the potential impacts on its equity and financial situation. The Group's financial statements must be read in the light of these circumstances.

15.	SUBSEQUENT EVENTS

In accordance with the resolutions of the Board of Directors dated July 8, 2022, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 200,000 to be applied to working capital and investments.

On July 21, 2022, the Own Shares Acquisition Program was launched. As of the date of these financial statements, Grupo Supervielle proceeded to repurchase 583,087 Class B ordinary shares for 61,014 thousand pesos in the local market.

GRUPO SUPERVIELLE S.A.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

Presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the resolutions of the Board of Directors dated August 16, 2022, Grupo Supervielle S.A. made a capital contribution to Inversiónronline S.A.U. for the sum of $70,165,000 to be applied to working capital and investments.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A - DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS, OTHER DEBT SECURITIES, EQUITY INSTRUMENTS

As of June 30, 2022 and December 31, 2021:

Concepto	HOLDING			POSITION
	Level of fair value	Book value 06/30/2022	Book value 12/31/2021	Book value 06/30/2022	Options	Final Position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Argentine
Government Securities
Treasury Bills $ adj CER Desc Mat.01/20/23	1	2,671,003	-	2,671,003	-	2,671,003
Treasury Bills $ adj a Desc Mat.02/17/23	1	2,255,147	-	2,255,147	-	2,255,147
Treasury Bonus step up U$S Mat.04/30/24 C.G	1	1,971,097	-	1,971,097	-	1,971,097
Treasury Bills $ adj CER Desc Mat.08/16/22	1	1,928,536	707	1,928,536	-	1,928,536
Treasury Bonus $ Aj. CER 07/26/24	1	1,462,869	-	1,462,869	-	1,462,869
Treasury Bills $ adj aj CER Desc Mat.10/21/22	1	1,237,380	4,043,716	1,237,380	-	1,237,380
Treasury Bonus $ Aj CER 1,40% Mat.03/25/23	1	865,626	2,468,246	865,626	-	865,626
Treasury Bills $ adj CER Desc Mat.05/19/23	1	776,576	-	776,576	-	776,576
Treasury Bills $ Desc Mat.04/21/23	1	577,995	-	577,995	-	577,995
Treasury Bills $ Desc Mat.07/29/22	1	520,449	-	520,449	-	520,449
Others	1	1,093,954	18,852,391	-1,218,235	-	-1,218,235
Argentine Bonus U$S STEP	1	-	552,263	-	-	-
Bocon – Consolidation Bonus $ 8 serie (PR15)	1	18,370	3,113	18,370	-	18,370
Argentine Treasury Bills in pesos Adj CER Mat. 07/29/2022 $ S29L2	1	194,492	-	194,492	-	194,492
Argentine Treasury Bills in pesos Adj CER Mat. 10/21/2022 X21O2	1	2,628	-	2,628	-	2,628
Argentine Treasury Bills in pesos Adj CER Mat. 02/17/2023 X17L3	1	119,806	-	119,806	-	119,806
Argentine Treasury Bills in pesos Adj CER Mat. 12/16/2022 X16D2	1	27,169	-	27,169	-	27,169
Argentine Treasury Bills in pesos Adj CER Mat. 04/21/2023 X21A3	1	33,165	-	33,165	-	33,165
Global Bonds of Rep Arg redeemable in USD Step up 2030 GD30	1	973	-	973	-	973

Central Bank Bills
Liquidity Central Bank Bills Mat.07/28/2022	1	646,819	-	646,819	-	646,819
Liquidity Central Bank Bills Mat.01/11/2022	1	-	485,189	-	-	-
Liquidity Central Bank Bills Mat.01/20/2022	1	-	26,708	-	-	-

Corporate Securities
On Ypf Clase 39 8,50% U$S Mat.07/28/25	1	18,375	-	18,375	-	18,375
On Pyme Venturino $ Mat.10/05/23	2	4,207	5,468	4,207	-	4,207
On Santander Rio $ CL.25 Mat.06/10/22		-	346,703	-	-	-
On Ypf Energía Elec $ CL.7 Mat.05/20/22		-	71,967	-	-	-
Others	1	2,648,327	3,743,440	2,648,327	-	2,648,327

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Concepto	HOLDING			POSITION
	Level of fair value	Book value 06/30/2022	Book value 12/31/2021	Book value 06/30/2022	Options	Final Position

Total Debt Securities at Fair value through profit or loss		19,074,963	30,599,911	16,762,774	-	16,762,774
OTHER DEBT SECURITIES
Measured at fair value through profit or loss
Argentine
Government Securities
Treasury Bonus$ Mat 02/06/2023	1	3,003,300	5,027,414	3,003,300	-	3,003,300
Treasury Bills$ VR Vto.16/08/22	1	2,257,000	-	2,257,000	-	2,257,000
Treasury Bills$ adj CER Desc Mat.01/20/23	1	1,239,500	-	1,239,500	-	1,239,500
Treasury Bills$ adj CER Desc Mat.08/16/22	1	885,625	1,413,258	885,625	-	885,625
Treasury Bills$ adj Disc Mat.02/17/23	1	589,400	-	589,400	-	589,400
Treasury Bonus$ Adj CER 1,50% Mat.03/25/24	1	452,402	1,732,006	452,402	-	452,402
Treasury Bonus$ Adj CER 1,40% Mat.03/25/23	1	317,770	807,043	317,770	-	317,770
Treasury Bills$ adj a Disc Mat.04/21/23	1	221,020	-	221,020	-	221,020
Bond Pcia Bs As $ Canc Debt Maturity.09/07/22	2	2,561	9,900	2,561	-	2,561
Treasury Bonus step U$S 04/29/22	1	-	5,081,512	-	-	-
Others	1	-	2,572,390	-	-	-
Argentine National Bonus TV22	1	-	564,646	-	-	-
Treasury Bills$ adj CER Disc X16D2	1	271,668	-	271,668	-	271,668
Treasury Bills$ adj CER Disc X19Y3	1	1,670,733	-	1,670,733	-	1,670,733
Treasury Bonus DLK 0.30% 04/28/23	1	-	71,349	-	-	-
Treasury Bills $ aj CER Disc $ 03/31/22	1	-	246,634	-	-	-
Treasury Bonus $ Aj CER 1.20% 2022	1	-	234,506	-	-	-
Treasury Bills$ adj CER Desc 02/28/22	1	-	500,511	-	-	-
Treasury Bonus $ Aj CER $ 2026 (TX26)	1	103,309	-	103,309	-	103,309
Treasury Bills$ adj CER Disc 05/19/23 (X19Y3)	1	48,405	-	48,405	-	48,405
Treasury Bonus $ Adj CER 1.55% 2024 (T2X4)	1	103,608	-	103,608	-	103,608
Treasury Bills$ adj CER Disc 04/21/23	1	276,275	-	276,275	-	276,275
LECER $ Mat. 08/16/2022	3	96,920	-	96,920	-	96,920
LECER $ Mat. 01/20/2023	3	219,304	-	219,304	-	219,304
LECER $ Mat. 04/21/2023	3	178,365	-	178,365	-	178,365

Central Bank Bills
Liquidity Central Bank Bills Mat.07/19/22	2	58,418,700	-	58,418,700	-	58,418,700
Liquidity Central Bank Bills Mat.07/26/22	2	39,628,608	-	39,628,608	-	39,628,608
Liquidity Central Bank Bills Mat.07/21/22	2	15,535,216	-	15,535,216	-	15,535,216
Liquidity Central Bank Bills Mat.07/14/22	2	9,804,450	-	9,804,450	-	9,804,450
Liquidity Central Bank Bills Mat.07/28/22	2	7,424,139	-	7,424,139	-	7,424,139
Liquidity Central Bank Bills Mat.07/07/22	2	6,930,882	-	6,930,882	-	6,930,882
Liquidity Central Bank Bills Mat.07/12/22	2	4,915,955	-	4,915,955	-	4,915,955

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Concepto	HOLDING			POSITION
	Level of fair value	Book value 06/30/2022	Book value 12/31/2021	Book value 06/30/2022	Options	Final Position
Liquidity Central Bank Bills Mat.07/05/22	2	1,638,330	-	1,638,330	-	1,638,330
Liquidity Central Bank Bills Mat.07/20/22	2	875,066	-	875,066	-	875,066
Liquidity Central Bank Bills Mat.07/27/22	2	866,663	-	866,663	-	866,663
Others	2	1,161,370	77,691,485	1,161,370	-	1,161,370

Central Bank Notes
Liquidity Central Bank Note Mat.08/24/22	2	15,406,131	-	15,406,131	-	15,406,131
Liquidity Central Bank Note Mat.09/21/22	2	13,781,688	-	13,781,688	-	13,781,688
Liquidity Central Bank Note Mat.11/02/22	2	5,442,210	-	5,442,210	-	5,442,210
Liquidity Central Bank Note Mat.11/30/22	2	5,231,180	-	5,231,180	-	5,231,180

Corporate Securities
On Tarj Naranja CL.53 $ 04/05/24	1	1,135,978	-	1,135,978	-	1,135,978
On Spi Energy SA CL.1 US$ 06/27/2026	1	609,168	-	609,168	-	609,168
On Msu Energy CL.4 U$S 05/20/24	2	160,344	-	160,344	-	160,344
On MSU S.A. Cl. 2 UVA Mat.08/06/23	2	151,990	151,526	151,990	-	151,990
On Newsan SA CL.12 $ 06/13/2023	1	113,986	-	113,986	-	113,986
On Credicuotas C. S.1 10/05/2023 $	2	104,381	-	104,381	-	104,381
On Cent ter Gen/Med UVA Mat.11/12/24	2	72,386	74,091	72,386	-	72,386
On Newsan Cl.9 $ Mat.08/26/22	1	51,986	72,546	51,986	-	51,986
Others	1	32	44	32	-	32

Measurement at amortized cost
Argentine
Government Securities
Arg. Rep. Bond $ 05/23/27		10,983,126	-	10,983,126	-	10,983,126
Arg. Rep. Bonds $ adj. CER 07/26/24		403,286	-	403,286	-	403,286
Treasury Bond $ Fixed Rate 22% Mat. 05/21/22		-	11,313,025	-	-	-

Corporate securities
FF Red Surcos XXVII lote 1		14,006	-	14,006	-	14,006
Others		16	22	16	-	16

Total other debt securities		212,798,438	107,563,908	212,798,438	-	212,798,438
EQUITY INSTRUMENTS
Measured at fair value through profit and loss
Argentine
Ternium Arg S.A.Ords."A"1 Voto Esc	1	30,948	45,544	30,948	-	30,948
Pampa Energía S.A.	1	27,247	33,631	27,247	-	27,247

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

Concepto	HOLDING			POSITION
	Level of fair value	Book value 06/30/2022	Book value 12/31/2021	Book value 06/30/2022	Options	Final Position
Aluar SA	1	15,072	24,699	15,072	-	15,072
Grupo Financiero Galicia SA	1	14,074	22,156	14,074	-	14,074
Loma Negra S.A.	1	13,735	21,901	13,735	-	13,735
Transener SA	1	7,537	9,925	7,537	-	7,537
YPF SA	1	5,225	13,109	5,225	-	5,225
Edenor SA	1	4,352	8,290	4,352	-	4,352
Banco Macro SA	1	3,868	4,712	3,868	-	3,868
Central Puerto S.A. Ord. 1 voto Esc	1	2,877	4,603	2,877	-	2,877
Otros	1	11,203	25,207	11,203	-	11,203

Measured at fair value with changes in OCI
Argentine
Otros	3	98,846	146,046	98,846	-	98,846

Total equity instruments		234,984	359,823	234,984	-	234,984
Total		232,108,385	138,523,642	229,796,196	-	229,796,196

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

As of June 30, 2022 and December 31, 2021 balances of loans and other financing are the following:

	06/30/2022	12/31/2021
COMMERCIAL PORTFOLIO

Normal situation	70,615,014	71,371,706
-With "A" Preferred Collateral and Counter-guarantees	2,096,303	2,912,246
-With "B" Preferred Collateral and Counter-guarantees	5,366,064	7,349,445
- Without Preferred Collateral nor Counter-guarantees	63,152,647	61,110,015

Subject to special monitoring
- Under Observation	1,934,577	2,408,227
-With "A" Preferred Collateral and Counter-guarantees	-	41
-With "B" Preferred Collateral and Counter-guarantees	1,811,944	2,165,545
- Without Preferred Collateral nor Counter-guarantees	122,633	242,641

With problems	217,267	6,914
-With "A" Preferred Collateral and Counter-guarantees	-	-
-With "B" Preferred Collateral and Counter-guarantees	83,367	-
- Without Preferred Collateral nor Counter-guarantees	133,900	6,914

High risk of insolvency	377,006	523,305
-With "A" Preferred Collateral and Counter-guarantees	2,758	3,690
-With "B" Preferred Collateral and Counter-guarantees	219,884	313,915
- Without Preferred Collateral nor Counter-guarantees	154,364	205,700

Uncollectible	1,151,271	1,711,641
-With "A" Preferred Collateral and Counter-guarantees	-	195,220
-With "B" Preferred Collateral and Counter-guarantees	946,282	1,233,241
- Without Preferred Collateral nor Counter-guarantees	204,989	283,180

TOTAL COMMERCIAL PORTFOLIO	74,295,135	76,021,793

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE B – CLASSIFICATION OF LOANS AND OTHER FINANCING CREDIT ACCORDING TO STATUS AND COLLATERAL RECEIVED

	06/30/2022	12/31/2021
CONSUMER AND HOUSING PORTFOLIO

Normal situation	118,615,390	136,108,436
-With "A" Preferred Collateral and Counter-guarantees	3,141,660	3,027,157
-With "B" Preferred Collateral and Counter-guarantees	9,659,648	11,348,647
- Without Preferred Collateral nor Counter-guarantees	105,814,082	121,732,632

Low Risk	3,378,838	3,586,125
-With "A" Preferred Collateral and Counter-guarantees	21,684	80,454
-With "B" Preferred Collateral and Counter-guarantees	331,660	334,204
- Without Preferred Collateral nor Counter-guarantees	3,025,494	3,171,467

Medium Risk	2,689,406	2,685,364
-With "A" Preferred Collateral and Counter-guarantees	18,709	9,507
-With "B" Preferred Collateral and Counter-guarantees	190,415	169,882
- Without Preferred Collateral nor Counter-guarantees	2,480,282	2,505,975

High Risk	2,523,441	3,949,967
-With "A" Preferred Collateral and Counter-guarantees	24,452	19,441
-With "B" Preferred Collateral and Counter-guarantees	124,942	209,661
- Without Preferred Collateral nor Counter-guarantees	2,374,047	3,720,865

Uncollectible	697,997	823,219
-With "A" Preferred Collateral and Counter-guarantees	8,992	23,639
-With "B" Preferred Collateral and Counter-guarantees	156,173	141,301
- Without Preferred Collateral nor Counter-guarantees	532,832	658,279

TOTAL CONSUMER AND HOUSING PORTFOLIO	127,905,072	147,153,111
TOTAL GENERAL(1)	202,200,207	223,174,904

The preceding note includes the classification of loans using the debtor classification system of the Central Bank of the Argentine Republic (DCS), The forecasts and guarantees granted are not included,

(1) Conciliation with Statement of Financial Position:
Loans and other financing	191,009,598	211,284,998
Other debt securities	212,798,438	107,563,908
Computable items out of balance	(201,607,829)	(95,674,002)
Plus allowances	7,984,747	10,377,373
Plus IFRS adjusments non computable for DCS	767,721	1,213,877
Less non deductible ítems for DCS	(669)	(1,503)
Less Debt securities measured at amortized cost	(210,359,628)	(107,263,749)
Total	202,200,207	223,174,904

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE C - CONCENTRATION OF LOANS AND OTHER FINANCING

As of June 30, 2022 and December 31, 2021 the concentration of leans and other financing are the following:

Number of Clients	Loans and other financing
	06/30/2022		12/31/2021
	Balance	% over total portfolio	Balance	% over total portfolio
10 largest customers	15,784,354	7.8%	17,911,328	8.0%
50 following largest customers	28,975,745	14.3%	28,954,606	13.0%
100 following largest customers	23,547,385	11.6%	23,555,729	10.6%
Rest of customers	133,892,723	66.2%	152,753,241	68.4%
TOTAL	202,200,207	100.0%	223,174,904	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE D – BREAKDOWN OF TOTAL LOANS AND OTHER FINANCING

As of June 30, 2022 the breakdown of leans and other financing are the following:

Item	Past due portfolio	Remaining terms for maturity						Total
		1 month	3 months	6 months	12 months	24 months	Up to 24 months
Non-financial Public Sector	-	59,295	3,694	67,738	67,001	147,119	588,476	933,323
Financial Sector	-	72,876	10,688	11,184	39,145	61,513	16,776	212,182
Non-financial private sector and residents abroad	24,870,096	85,264,847	33,639,191	24,909,228	33,145,433	41,281,142	128,449,130	371,559,067
TOTAL	24,870,096	85,397,018	33,653,573	24,988,150	33,251,579	41,489,774	129,054,382	372,704,572

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment as of June 30, 2022 and December 31, 2021, are as follows:

Item	At the beginning of the year	Useful life	Revaluation	Additions	Disposals	Depreciation				Net carrying
						Accumulated	Disposals	Of the year	At the end of the year	06/30/2022	12/31/2021
Cost model
Furniture and facilities	3,260,314	10	-	89,366	-	(2,632,839)	-	(96,913)	(2,729,752)	619,928	627,475
Machinery and equipment	10,987,334	10	-	94,883	(36,003)	(9,198,436)	16,233	(348,460)	(9,530,663)	1,515,551	1,788,898
Vehicles	559,138	5	-	41,330	(63,757)	(255,024)	47,062	(50,465)	(258,427)	278,284	304,114
Right of Use of Leased Properties	4,308,320	50	-	384,503	(671,527)	(2,102,747)	667,943	(674,065)	(2,108,869)	1,912,427	2,205,573
Construction in progress	1,893,916	-	-	299,205	(310,036)	-	-	-	-	1,883,085	1,893,916
Revaluation model
Land and Buildings	8,526,169	50	-	14,046		(321,887)		(92,297)	(414,184)	8,126,031	8,204,282
Total	29,535,191		-	923,333	(1,081,323)	(14,510,933)	731,238	(1,262,200)	(15,041,895)	14,335,306	15,024,258

The movements in investment properties as of June 30, 2022 and December 31, 2021 are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying 06/30/2022	Net carrying 12/31/2021
					Accumulated	Disposals	Of the year	At the end of the year
Cost model
Rent building	220,219	5	1,065	(30,698)	(28,860)	15,430	(17,150)	(30,580)	160,006	191,359
Measurement at fair value
Rent building	11,651,313	50	-	-	-	-	-	-	11,651,313	11,651,313
Total	11,871,532		1,065	(30,698)	(28,860)	15,430	(17,150)	(30,580)	11,811,319	11,842,672

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Intangible assets of the Group as of June 30, 2022 and December 31, 2021 are as follows:

Item	At the beginning of the year	Useful life	Additions	Disposals	Depreciation				Net carrying
					At the beginning of the year	Disposals	Of the year	At the end of the year	06/30/2022	12/31/2021
Measurement at cost
Goodwill	7,480,438		-	-	-	-	-	-	7,480,438	7,480,438
Brands	411,019		-	-	-	-	-	-	411,019	411,019
Other intangible assets	16,357,220	3	1,501,602	(9,481)	(8,697,247)	-	(1,623,216)	(10,320,463)	7,528,878	7,659,973
TOTAL	24,248,677		1,501,602	(9,481)	(8,697,247)	-	(1,623,216)	(10,320,463)	15,420,335	15,551,430

Depreciation for the year is included in the line "Depreciations and impairment of non-financial assets" in the statement of comprehensive income.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE H – CONCENTRATION OF DEPOSITS

As of June 30, 2022 and December 31, 2021  the concentration of deposits are the following:

Number of customers	Deposits
	06/30/2022		12/31/2021
	Placement Balance	% over total portfolio	Placement Balance	% over total portfolio
10 largest customers	150,034,803	35.3%	129,721,281	33.0%
50 following largest customers	85,806,890	20.2%	65,975,722	16.8%
100 following largest customers	20,888,878	4.9%	20,565,930	5.2%
Rest of customers	168,693,212	39.7%	176,478,666	44.9%
TOTAL	425,423,783	100.0%	392,741,599	100.0%

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE I – BREAKDOWN OF FINANCIAL LIABILITIES FROM REMAINING TERMS

Item	Remaining terms for maturity
	1 month	3 months	6 months	12 months	24 months	Up to 24 months	Total
Deposits
Non-financial public sector	21,032,255	3,608,978	590,373	-	-	-	25,231,606
Financial sector	93,554	-	-	-	-	-	93,554
Non-financial private sector and residents abroad	340,862,214	21,564,971	48,103,484	144,586	-	-	410,675,255
Liabilities at fair value through profit and loss	2,312,189	-	-	-	-	-	2,312,189
Other financial liabilities	18,521,839	208,504	257,299	374,406	454,697	580,768	20,397,513
Financing received from the Argentine Central Bank and other financial institutions	949,643	228,767	296,380	513,638	926,427	861,317	3,776,172
Negotiable Debt securities	-	217,299	217,299	753,188	-	-	1,187,786
TOTAL	383,771,694	25,828,519	49,464,835	1,785,818	1,381,124	1,442,085	463,674,075

As of June 30, 2022:

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L - ASSETS AND LIABILITIES IN FOREIGN CURRENCY

As of June 30, 2022 and December 31, 2021:

Items	As of June 30, 2021	As of June 30, 2022 (per currency)				As of December 31, 2021
		Dollar	Euro	Real	Others
ASSETS
Cash and Due from Banks	20,707,142	19,517,601	814,383	18,692	356,466	29,239,936
Debt securities at fair value through profit or loss	2,249,659	2,249,659	-	-	-	1,058,524
Derivatives	34,450	34,450	-	-	-	10,030
Other financial assets	560,802	560,802	-	-	-	968,365
Loans and other financing	16,849,065	16,835,048	13,599	-	418	21,006,518
Other Debt Securities	780,766	780,766	-	-	-	5,081,604
Financial assets pledged as collateral	686,158	686,158	-	-	-	1,480,153
Other non-financial assets	64,319	64,319	-	-	-	165,170
TOTAL ASSETS	41,932,361	40,728,803	827,982	18,692	356,884	59,010,300

LIABILITIES
Deposits	36,197,920	35,596,454	601,466	-	-	39,243,173
Non-financial public sector	1,357,431	1,357,240	191	-	-	1,516,791
Financial sector	3,570	3,570	-	-	-	300
Non-financial private sector and foreign residents	34,836,919	34,235,644	601,275	-	-	37,726,082
Liabilities at fair value with changes in results	2,039,248	2,039,248	-	-	-	937,968
Other financial liabilities	2,657,669	2,247,977	401,124	19	8,549	3,515,457
Financing received from the Argentine Central Bank and other financial institutions	164,853	164,853	-	-	-	6,991,805
Other non-financial liabilities	104,259	104,257	1	-	1	503,302
TOTAL LIABILITIES	41,163,949	40,152,789	1,002,591	19	8,550	51,191,705

NET POSITION	768,412	576,014	(174,609)	18,673	348,334	7,818,595

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE R – LOAN LOSS RISK PROVISIONS

The balance of loan loss risk provisions as of June 30, 2022 is presented below:

Items	Balances at the beginning of fiscal year	ECL of the following 12 months	ECL of remaining life of the financial asset			Monetary inocme produced by provisions
			FI significant credit risk increase	FI with credit impairment	FI with credit impairment either purchased or produced
Other financial assets	120,095	53,294	-	-	(58,245)	115,144
Loans and other financing	10,377,373	241,528	378,454	(96,596)	(2,916,012)	7,984,747
Other financial entities	35,128	43,240	-	-	(44,474)	33,894
Non-financial private sector and residents abroad	10,342,245	198,288	378,454	(96,596)	(2,871,538)	7,950,853
Overdrafts	204,437	116,747	2,131	(12,656)	(82,487)	228,172
Documents	552,770	4,978	(15,275)	35,318	(153,420)	424,371
Mortgages	304,560	12,984	(15,669)	133,092	(115,495)	319,472
Pledge loans	349,712	12,027	10,869	100,880	(123,427)	350,061
Personal Loans	4,138,589	(156,478)	(26,302)	(345,642)	(958,597)	2,651,570
Credit cards	2,537,616	145,180	320,036	319,433	(882,152)	2,440,113
Financial lease	220,070	36,134	82,537	(773)	(89,742)	248,226
Others	2,034,491	26,716	20,127	(326,248)	(466,218)	1,288,868
Other debt securities	2,050	31,478	-	-	(8,902)	24,626
Eventual commitments	81,147	43,136	-	-	(33,001)	91,282
TOTAL PROVISIONS	10,580,665	369,436	378,454	(96,596)	(3,016,160)	8,215,799

Separate Condensed Interim Financial Statements

For the six-month period ended on

June 30, 2022, presented on comparative basis in homogeneous currency

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION

As of June 30, 2022 and December 31, 2021

(Expressed in thousands of pesos in homogeneous currency)

	Notes and Schedules	06/30/2022	12/31/2021
ASSETS
Cash and due from banks	9 and 4.1	478,684	593,839
Cash		-	5
Financial institutions and correspondents		478,684	593,834
Other local and financial institutions		478,684	593,834
Other financial assets	4.2 and 9	524,319	1,615,992
Other debt securities	4.3 and A	1,942,401	564,645
Current income tax assets	7	-	17,265
Investment in subsidiaries, associates and joint ventures	3	57,972,035	61,755,623
Property, plant and equipment	4.5 and F	-	2,476
Intangible Assets	4.6 and G	8,369,196	8,426,183
Deferred income tax assets		73,003	1,912
Other Non-financial assets	4.7 and 9	97,794	117,785
TOTAL ASSETS		69,457,432	73,095,720

LIABILITIES
Deferred income tax liability	7	1,907	-
Other Non-Financial Liabilities	4.8 and 7	155,538	426,035
TOTAL LIABILITIES		157,445	426,035

SHAREHOLDERS' EQUITY
Capital Stock		456,722	456,722
Paid in capital		59,306,460	59,306,460
Capital adjustments		6,582,633	6,582,633
Earnings Reserved		4,333,822	6,311,443
Reserve		-	(462,374)
Other comprehensive income		810,596	1,646,259
Net Income for the period		(2,190,246)	(1,171,458)
TOTAL SHAREHOLDERS' EQUITY		69,299,987	72,669,685
TOTAL NET LIABILITIES AND SHAREHOLDERS' EQUITY		69,457,432	73,095,720

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Notes	six-month period ending on		Three-month period ending on
		06/30/2022	06/30/2021	06/30/2022	06/30/2021
Interest income	4.9	161,135	209	128,682	15
Interest expenses	4.10	(1)	(71,389)	(1)	(195,707)
Net interest income		161,134	(71,180)	128,681	(195,692)
Net income from financial instruments at fair value through profit or loss	4.11	264,090	62,834	150,646	51,445
Result from derecognition of assets measured at amortized cost		(2,941)	(27,733)	-	(27,733)
Exchange rate difference on gold and foreign currency		103,034	134,684	60,058	123,940
NIFFI and Exchange Rate Differences		364,183	169,785	210,704	147,652
Subtotal		525,317	98,605	339,385	(48,040)
Other operating income	4.12	480,451	307,211	86,428	143,994
Result from exposure to changes in the purchasing power of the currency		(801,652)	(384,156)	(450,892)	(143,801)
Net operating income		204,116	21,660	(25,079)	(47,847)
Personnel expenses	4.13	(16,897)	(36,245)	(9,867)	(10,918)
Administration expenses	4.14	(161,081)	(251,711)	(96,938)	(172,743)
Depreciation and impairment of non-financial assets		(57,212)	(63,846)	(25,541)	(31,923)
Other operating expenses	4.15	(28,039)	(21,135)	(19,084)	(13,418)
Operating income		(59,113)	(351,277)	(176,509)	(276,849)
Profit of subsidiaries and associates	4.16	(2,128,028)	142,290	(1,906,471)	(300,129)
Income before taxes		(2,187,141)	(208,987)	(2,082,980)	(576,978)
Income tax		(3,105)	31,920	26,121	55,524
Net income for the period		(2,190,246)	(177,067)	(2,056,859)	(521,454)

The accompanying notes and schdules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

EARNING PER SHARE

For the six and three-month period on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
NUMERATOR
Net income for the year attributable to owners of the parent company	(2,190,246)	(177,067)	(2,056,859)	(521,454)
PLUS: Diluting events inherent to potential ordinary shares	-	-	-	-
Net income attributable to owners of the parent company adjusted by dilution	(2,190,246)	(177,067)	(2,056,859)	(521,454)

DENOMINATOR

Weighted average of ordinary shares	456,722	456,722	456,722	456,722
PLUS: Weighted average of number of ordinary shares issued with dilution effect,	-	-	-	-
Weighted average of number of ordinary shares issued of the year adjusted by dilution effect	456,722	456,722	456,722	456,722

Basic Income per share	(4.80)	(0.39)	(4.50)	(1.14)
Diluted Income per share	(4.80)	(0.39)	(4.50)	(1.14)

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARTE CONDENSED INTERIM STATEMENT OF COMPREHENSIVE INCOME

For the six and three-month period on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ending on		Three-month period ending on
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
Net income for the period	(2,190,246)	(177,067)	(2,056,859)	(521,454)
Components of Other Comprehensive Income not to be reclassified to profit or loss
Gains or losses on equity instruments at fair value with changes in OCI (Points 5.7.5 of IFRS 9)	-	51,864	-	51,864
Profit for the period from equity instruments at fair value with changes in OCI	-	51,864	-	51,864
Participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(734,132)	(577,630)	(587,517)	234,665
Income of the year from the participation of Other Comprehensive income of associates and joint ventures recorded through the utilization of the participation method	(734,132)	(577,630)	(587,517)	234,665
Total Other Comprehensive Income not to be reclassified to profit or loss	(734,132)	(525,766)	(587,517)	286,529
Components of Other Comprehensive Loss to be reclassified to profit or loss
Translation difference of Financial Statements	19,449	-	9,216	-
Conversion difference for the period	19,449	-	9,216	-
Gains or losses on financial instruments at fair value with changes in OCI (Point 4.1.2a of IFRS 9)	(120,980)	(57,915)	(104,289)	45,339
Loss for the year from financial instrument at fair value through other comprehensive income	(162,896)	(83,232)	(139,051)	64,939
Income tax	41,916	25,317	34,762	(19,600)
Total Other Comprehensive Loss to be reclassified to profit or loss	(101,531)	(57,915)	(95,073)	45,339
Total Other Comprehensive Income	(835,663)	(583,681)	(682,590)	331,868
Total Comprehensive Income	(3,025,909)	(760,748)	(2,739,449)	(189,586)

The accompanying notes and schdules are an integral part of the separate separate condensed interim financial statements.

.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income			Total shareholders´ equity
							Revaluation of PPE	Conversion difference	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2021	456,722	6,582,633	59,306,460	724,100	5,587,343	(1,633,832)	1,629,016	551	16,692	72,669,685
Consideration of results approved by the General Meeting of Shareholders held on April 27, 2022:
Absorption of results	-	-	-	-	(1,633,832)	1,633,832	-	-	-	-
Distribution of dividends	-	-	-	-	(343,789)	-	-	-	-	(343,789)
Net Income for the period	-	-	-	-	-	(2,190,246)	-	-	-	(2,190,246)
Other comprehensive income for the period	-	-	-	-	-	-	(734,132)	19,449	(120,980)	(835,663)
Balance at June 30, 2022	456,722	6,582,633	59,306,460	724,100	3,609,722	(2,190,246)	894,884	20,000	(104,288)	69,299,987

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS´ EQUITY

For the six-month period ended on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Item	Capital Stock (Note 8)	Capital Adjustments	Paid in capital	Legal reserve	Other reserves	Retained earnings	Other comprehensive income		Total shareholders´ equity
							Revaluation of PPE	Earnings or los accrued by financial institutions at FV through profit and loss
Balance at December 31, 2020	456,722	6,582,633	59,306,460	-	-	6,547,880	1,785,554	116	74,679,365
Distribution of results approved by the General Assembly of Shareholders held on April 27, 2021:
Constitution of reserves	-	-	-	724,101	5,587,344	(6,311,445)	-	-	-
Distribution of dividends	-	-	-	-	-	(700,789)	-	-	(700,789)
Reclassification of equity instruments	-	-	-	-	-	(49,037)	-	51,559	2,522
Net Income for the period	-	-	-	-	-	(177,067)	-	-	(177,067)
Other comprehensive income for the period	-	-	-	-	-	-	(577,630)	(6,051)	(583,681)
Balance at June 30, 2021	456,722	6,582,633	59,306,460	724,101	5,587,344	(690,458)	1,207,924	45,624	73,220,350

The accompanying notes and schedules are an integral part of the separate financial statements.

GRUPO SUPERVIELLE S.A.

SEPARATE CONDENSED INTERIM STATEMENT OF CASH FLOW

For the six-month period ended on June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	06/30/2022	06/30/2021
CASH FLOW FROM OPERATING ACTIVITIES

Net income for the period before Income Tax	(2,187,141)	(208,987)

Adjustments to obtain flows from operating activities:
Results of associates and join ventures	2,128,028	(142,290)
Depreciation and impairment	57,212	63,846
Exchange rate difference on gold and foreign currency	(103,034)	(134,684)
Interests from loans and other financing	(161,135)	(209)
Interest on deposits and financing received	1	71,389
Result from exposure to changes in the purchasing power of the currency	801,652	384,156
Net income from financial instruments at fair value through profit or loss	(264,090)	(62,834)

(Increases) / decreases from operating assets:
Other debt securities	(1,115,428)	711,347
Investments in Equity Instruments	-	35,504
Other assets	499,652	117,848

Increases / (decreases) from operating liabilities:
Other liabilities	(271,217)	(216,558)
Income Tax Payments	(13,107)

Net cash provided by / (used in) operating activities (A)	(628,607)	618,528

CASH FLOW FROM INVESTING ACTIVITIES

Payments:
Purchase of liability or equity instruments issued by other entities	(343,789)	(700,789)
Purchase of subsidiaries	(173,144)	(169,064)

Collections:
Sale of liability or equity instruments issued by other entities	-	111,450
Dividends collected	1,373,473	934,071

Net cash used in investing activities (B)	856,540	175,668

CASH FLOWS FROM FINANCING ACTIVITIES

Changes in the participation of subsidiaries that do not give rise to loss of control	(256,484)	-

Net cash used in financing activities (C)	(256,484)	-

Effects of exchange rate changes and exposure to changes in the purchasing power of money on cash and cash equivalents (D)	(406,107)	(49,053)

TOTAL CHANGES IN CASH FLOW
Net increase / (decrease) in cash and cash equivalents (A+B+C+D)	(434,658)	745,143
Cash and cash equivalents at the beginning of the period (NOTE 9)	1,724,817	798,620
Result from exposure to changes in the purchasing power of the currency in cash and equivalents	(292,510)	(200,419)
Cash and cash equivalents at the end of the period (NOTE 9)	997,649	1,343,344

The accompanying notes and schedules are an integral part of the separate condensed interim financial statements.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

Grupo Supervielle S.A. (hereinafter, “the Group”), is a company whose main activity is the investment in other companies, Its main income is given by the distribution of dividends of such companies and the raising of earnings of other financial assets.

The main investment of the Company accounts for the stake in Banco Supervielle S.A., a financial entity governed pursuant to Law N° 21,526 of Financial Statements and subject to provisions issued by the Argentine Central Bank, in virtue of which the entity has adopted valuation and disclosure guidelines pursuant to provisions included in Title IV, chapter I, Section I, article 2 of the Amended Text 2013 issued by the National Securities Commissions.

These separated condensed interim financial statements have been approved by the Board of Directors of the Company at its meeting held on August 17, 2022.

1.1.	Differences between the accounting framework established by the BCRA and IFRS

These separated condensed interim financial statements have been prepared pursuant to: (i) provisions set by Intenational Accounting Standards N° 34, “Interim Financial Information” (IAS 34) and (ii) the accouting information framework set by the Argentine Central Bank which is based on International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board and interpretations issued by the International Financial Reporting Standards Interpretation Committee with the following exceptions:

(i)	temporary exception of IFRS 9 “Financial Instruments” application over debt instruments of the non-financial public sector,
(ii)	temporary exception of the application of Section 5.5 (Value Impairment) for Group C entities, a category that includes IUDÚ Compañia Financiera S.A.. Therefore, provisions of the aforementioned entity are held under minimum provisions standards set by the Argentine Central Bank.

If the impairment model provided for in point 5.5 of IFRS 9 was applied, a net reduction in income tax of approximately 1,918 million and 2,467 million would have been recorded in the Group's equity as of June 30, 2022 and December 31, 2021, respectively.

In accordance with the provisions of IAS 34, the interim financial information will include an explanation of events and transactions, occurred since the end of the last reporting period, that are significant for understanding the changes in the financial position, performance Group financial statements and cash flow statements with the objective of updating the information corresponding to the latest financial statements for the year ended December 31, 2021 (hereinafter “annual financial statements”). Therefore, these condensed interim consolidated financial statements do not include all the information required by complete financial statements prepared in accordance with International Financial Reporting Standards, therefore, for an adequate understanding of the information included therein, they must be read in conjunction with the annual financial statements.

1.2.	Preparation basis

These separated financial statements have been prepared applying accounting policies and measurement criteria consistent with those applied by the Group for the preparation of the annual financial statements, except as described in Note 1.1.

The Gruop´s Board has concluded that these financial statements reasonably express the financial position, financial performance and cash flows.

The preparation of financial statements requires that the Group carries out calculations and evaluations that affect the amount of incomes and expenses recorded in the period. In this sense, calculations are aimed at the estimation of, for example, credit risk provisions, useful life of property, plant and equipment, impairments and amortizations, recoverable value of assets, income tax charges and the reasonable value of certain financial instruments. Future real results may defer from calculations and evaluations as of the date of these separate financial statements preparation.

As of these financial statements issuance date, such statements are pending of transcription to Inventory and Balance Sheet Book.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

1.2.1.	Going concern

As of the date of these separate financial statements there are no uncertainties with respect to events or conditions that may raise doubts regarding the possibility that the Group continues to operate normally as a going concern.

1.2.2.	Measuring unit

Figures included in these financial statements are expressed in thousands of Argentine pesos, unless otherwise stated.

The Group´s financial statements recognice changes in the currency purchasing power until August 31, 1995, As from such date, in virtue of existing economic stability conditions and pursuant to Communication “A” 2365 issued by the Argentine Central Bank, accounting measurements were not re-expressed until December 31, 2001. In virtue of Communication “A” 3702 issued by the Argentine Central Bank, the application of the method was resumed and became effective on January 1, 2002, Previous accouting measurements were considered to be expressed in the currency as of December 31, 2001.

Pursuant to Communication “A” 3921 issued by the Argentine Central Bank, in compliance with Decree 664/03 issued by the National Executive Power, the application of the re-expression of financial statements in homogeneous currency was interrupted as from March 1, 2003. Therefore, the Group applied said re-expression until February 28, 2003.

In turn, Law N° 27.468 (B.O. 04/12/2018) amended article 10° of Law N° 23,928 and its amendments, thus establishing that the abolition of all legal and regulating standards that set and authorize price indexing, monetary updating, cost changes or any other manner of re-increasing debts, taxes, prices or fees for goods, works or services does not include financial statements, regarding which the application of article 62 of the General Corporations Law N° 19550 (T.O 1984) and its amendments shall prevail. Likewise, the aforementioned legal body set de abolition of Decree N° 1269/2002 dated on July 16, 2002 and its amendments and instructed the National Executive Power, through its controlling agencies, to set the date as from which said regulations became into effect in relation with financial statements to be submitted. Therefore, on February 22, 2019, the Argentine Central Bank issued Communication “A” 6651 which established that financial statements shall be prepared in a homogeneous currency as from January 1, 2020. Therefore, these financial statements have been re-expressed as of June 30, 2022.

1.2.3.	Comparative information

The balances for the year ended December 31, 2021 and for the period ended June 30, 2021 disclosed in these interim condensed financial statements as of such dates, which were prepared with the regulations in force in said year. Certain figures of these financial statements have been reclassified in order to present the information in accordance with the regulations in force as of June 30, 2022.

It is worth mentioning that, given the restatement of financial statements pursuant to IAS 29 and the provisions of Communication “A” 7211, the Group has applied inflation adjustment of figures included in the Statement of Financial Position, Income Statement, Other Comprehensive Income and Changes in the Shareholders’ Equity Statement and respective notes as of June 30, 2021 and December 31, 2021 in order to record them in homogeneous currency.

1.2.4.	Changes in accounting policies and new accounting standards

With the approval of new IFRS, modifications or derogations of the standards in force, and once such changes are adopted through Adoption Bulletins issued by Federación Argentina de Consejos Profesionales en Ciencias Económicas (FACPCE), the Argentine Central Bank will determine the approval of such standards for financial entities, In general terms, no anticipated IFRS application shall be allowed unless upon adoption such anticipated measure is specified.

The following are changes that were made effective over the course of the quarter ended on June 30, 2022:

(a)	Amendments to IFRS 3 “Business Combinations”, IAS 16 “Property, plant and equipment” and IAS 37 “Provisions, contingent liabilities and contingent assets”

IAS 16, 'Property, plant and equipment (PPE) - income before intended use'

IAS 16 requires that the cost of an asset includes any costs attributable to bringing the asset to the location and condition necessary for it to be able to operate in the manner intended by management. One of those costs is testing whether the asset is working properly.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

The amendment to IAS 16 prohibits an entity from deducting from the cost of an item of PP&E any proceeds received from selling items produced while the entity is preparing the asset for its intended use (for example, the proceeds from selling samples produced when testing a machine to see if it is working properly). The proceeds from selling such samples, together with the costs of producing them, are now recognized in profit or loss. An entity will use IAS 2, “Inventory”, to measure the cost of those items. Cost will not include depreciation of the asset being tested because it is not ready for its intended use.

The amendment also clarifies that an entity is “testing whether the asset is working properly” when it assesses the technical and physical performance of the asset. The financial performance of the asset is not relevant to this assessment. Therefore, an asset may be able to operate as intended by management and subject to depreciation before it has achieved the level of operating performance expected by management.

The amendment requires entities to separately disclose the amounts of proceeds and costs relating to items produced that are not an output of the entity’s regular activities. An entity shall also disclose the line item in the statement of comprehensive income where the proceeds are included.

IAS 37 “Provisions, contingent liabilities and contingent assets - Onerous contracts – Cost of fulfilling a contract”

lAS 37 defines an onerous contract as one in which the unavoidable costs of meeting the entity’s obligations exceed the economic benefits to be received under that contract. Unavoidable costs are the lower of the net cost of exiting the contract and the costs to fulfill the contract. The amendment clarifies the meaning of “costs to fulfill a contract”.

The amendment explains that the direct cost of fulfilling a contract comprises:

*the incremental costs of fulfilling that contract (for example, direct labor and materials); and

*an allocation of other costs that relate directly to fulfilling contracts (for example, an allocation of the depreciation charge for an item of PP&E used to fulfill the contract).

The amendment also clarifies that, before a separate provision for an onerous contract is established, an entity recognizes any impairment loss that has occurred on assets used in fulfilling the contract, rather than on assets dedicated to that contract.

The amendment could result in the recognition of more onerous contract provisions, because previously some entities only included incremental costs in the costs to fulfill a contract.

IFRS 3 “Business Combinations - Reference to the Conceptual Framework”

The International Accounting Standards Board (“IASB”) has updated IFRS 3, “Business combinations”, to refer to the 2018 Conceptual Framework for Financial Reporting, in order to determine what constitutes an asset or a liability in a business combination. Prior to the amendment, IFRS 3 referred to the 2001 Conceptual Framework for Financial Reporting.

In addition, the IASB added a new exception in IFRS 3 for liabilities and contingent liabilities. The exception specifies that, for some types of liabilities and contingent liabilities, an entity applying IFRS 3 shall instead refer to IAS 37, “Provisions, Contingent Liabilities and Contingent Assets”, or IFRIC 21, “Levies”, rather than the 2018 Conceptual Framework. Without this new exception, an entity would have recognized some liabilities in a business combination that it would not recognize under IAS 37. Therefore, immediately after the acquisition, the entity would have had to derecognize such liabilities and recognize a gain that did not depict an economic Gain.

The IASB has also clarified that the acquirer shall not recognize contingent assets, as defined in IAS 37, at the acquisition date.

The adoption of this new standard had no impact on the Group's financial statements.

(b)	Annual Improvements 2018-2020

Fees included in the 10% test for derecognition of financial liabilities

The amendment to IFRS 9 establishes which fees should be included in the 10% test for derecognition of financial liabilities. Costs or fees could be paid to either third parties or the lender. Under the amendment, costs or fees paid to third parties will not be included in the 10% test.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Illustrative examples accompanying IFRS 16 Leases

Illustrative Example 13 accompanying IFRS 16 is amended to remove the illustration of payments from lessor relating to lease improvements. The reason for the amendment is to remove any potential confusion about the treatment of lease incentives.

Subsidiaries as First-time adopters of IFRS

IFRS 1 grants an exemption to subsidiaries that become a first-time adopter of IFRS after their parent. The subsidiary may measure the carrying amounts of its assets and liabilities that would have been included in the consolidated financial statements of its parent, based on the transition date to IFRS of the parent if no adjustments were made for reasons of consolidation and for the purposes of the business combination by which the parent acquired the subsidiary.

IFRS 1 was amended to allow entities that have taken this IFRS 1 exemption to also measure cumulative translation differences using the amounts reported by the parent, based on the transition date to IFRS of the parent. The amendment to IFRS 1 extends the above-mentioned exemption to cumulative translation differences in order to reduce costs for first-time adopters of IFRS. The amendment will also apply to associates and joint ventures that have taken the same exemption from IFRS 1.

Taxation in fair value measurements

The requirement for entities to exclude cash flows for taxation when measuring fair value measurement under IAS 41 “Agriculture” has been removed. The purpose of this amendment is to align it with the requirement included in the standard to discount cash flows after taxes.

The adoption of this new standard had no impact on the Group's financial statements.

The following sets forth changes that have not become in force as of June 30, 2022:

(a)	IFRS 17 “Insurance contracts”

On May  18, 2017, IASB issued IFRS 17 “Insurance contracts” which provides a comprehensive framework based on principles for measurement and presentation of all insurance contracts. The new rule will supersede IFRS 4 Insurance contracts and requires that insurance contracts be measured using cash flows of existing enforcement and that income be recognized as the service is rendered during the coverage period. The standard will come into force for the fiscal years beginning as from November 1, 2023.

The Group is evaluating the impact of the application of this new standard.

(b)	Amendments to IAS 1 “Presentation of Financial Statements”, IFRS Practice Statement 2 and IAS 8 “Accounting Policies, changes in accounting estimates and errors”

The IASB amended IAS 1, “Presentation of Financial Statements”, to require companies to disclose material accounting policy information rather than significant accounting policy information. The amendment also clarifies that accounting policy information is expected to be material or of relative importance if, without it, users of the financial statements would be unable to understand other material information, or of relative importance, in the financial statements concerning significant accounting standards. To support this amendment, the Board also amended IFRS Practice State 2, “Making Materiality Judgments”, to provide guidance on how to apply the concept of materiality to accounting policy disclosures.

The amendment to IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors”, helps to distinguish between changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting estimates are applied prospectively to future transactions and other future events, but changes in accounting policies are generally applied retrospectively to past transactions and other past events as well as to those of the current period.

These amendments are applicable to annual periods beginning on or after January 1, 2023. Early application is allowed. Changes shall be applied prospectively.

The Group is evaluating the impact of the application of this new standard.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(C) Amendments to IAS 12 Deferred tax related to assets and liabilities arising from a single transaction

These amendments establish that deferred taxes arising from a single transaction that, on initial recognition, give rise to taxable and deductible temporary differences of the same value shall be recognized. This will generally apply to transactions such as leases (for lessees) and decommissioning or remediation obligations, where the recognition of deferred tax assets and liabilities will be required. These amendments shall be applied to transactions that occur on or after the beginning of the earliest comparative period presented. Likewise, deferred tax assets (to the extent that it is probable that they can be used) and deferred tax liabilities shall be recognized at the beginning of the earliest comparative period for all deductible or taxable temporary differences associated with:

-Right-of-use assets and lease liabilities, and

-Decommissioning, restoration and similar liabilities and the corresponding amounts recognized as part of the cost of the related asset.

The cumulative effect of initially applying the amendments is recognized as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at that date.

Previously, IAS 12 did not establish any particular accounting treatment for the tax effects of leases that were recognized on the balance sheet and for similar transactions, so different approaches were considered acceptable. Entities that are already recognizing deferred taxes on these transactions will not have an impact on their financial statements.

The amendments will be effective for fiscal years beginning on or after January 1, 2023 with early adoption permitted.

The Group is evaluating the impact of the application of this new standard.

1.3. Key Accounting Polices and Forescasts

The preparation of consolidated financial statements pursuant to the accouting framework set by the Argentine Central Bank requires the utilization of certain key accouting forecasts. Likewise, such framework requires that the Senior Management takes decisions regarding the application of accounting standards set by the Argentine Central Bank and accounting policies of the Group.

The Group has identified the following areas that entail a higher judgement and complexity degree, or areas where assumptions and forecasts play a significant role for consolidated financial statements  which play a key role in the understanding of underlying accounting/financial accouting reporting risks:

(a)	Fair value of derivatives and other isntruments

The fair value of  financial instruments that do not list in cative markets are defined through the utilization of valuation techniques. Such techniques are validated and regularly reviewed by qualified independent personnel of the area that developed such technqiues. All models are evaluated and adjusted before being utilized in order to make sure that results express current information and comparative market prices. Where possible, models only use observable information; however, certain factors, such as implied rates in the last available bidding for similar securities and spot rate curves, require the use of estimates. Changes in assumptions regarding such factors may impact on the fair value reported for financial instruments

(b)	Allowances for loan losses and advances

The Group recognizes the allowance for loan losses under the expected credit loss method included in IFRS 9. The most significant judgements of the model relate to defining what is considered to be a significant increase in credit risk and in making assumptions and estimates to incorporate relevant information about past events, current conditions and forecasts of economic conditions. The impact of the forecasts of economic conditions are determined based on the weighted average of three internally developed macroeconomic scenarios that take into consideration the Group´s economic outlook as derived through forecast macroeconomic variables, which include Inflation rate, monthly economic activity estimator and private sector wage. A high degree of uncertainty is involved in making estimations using assumptions that are highly subjective and very sensitive to the risk factors.

Note 1.2 provides more detail of how the expected credit loss allowance is measured.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

(c)	Impairment of non-financial assets

Intangible assets with finite lives and property, plants and equipment are amortized or depreciated along their useful lives in a lineal manner. The Group monitores the conditions related to these assets to determine whether events and circumstances justify a review of the amortization and remaining depreciation period and whether there are factors or circumstances that imply an impairment in the value of assets that cannot be recovered.

The Group has applied the judgement in the identification of impairment indicators for property, plant and equipment and intangible assets. The Group has determined that there were no indications of impairment for any of the periods presented in its financial statement; therefore, no recoverable value has been estimated, except for certain real property that, due to the post-pandemic macro context and a devaluation of the dollar well below inflation, generated deterioration.

(d)	Income tax and deferred tax

A significant judgement is required to determine liabilities and assets from current and deferred taxes, The current tax is provisioned in accordance with the amounts expected to be paid and the deferred taz is provisioned over temporary differences between tax basis of assets and liabilities and book values to aliquots expected to be in force when reversing them.

Assets from deferred tax are recognized upon the possibility of relying on future taxable earnings against which temporary differences can be utilized, based on the Senior Management´s assumptions regarding amounts and opportunities of future taxable earnings, Later, it is necessary to determine whether assets from deferred tax are likely to be utilized and set off future taxable earnings, Real results may differ from estimates, such as changes in tax legislation or the result of the final review of affidavits issued by tax authorities and tax courts.

Likely future tax earnings and the number of tax benefits are based on a medium term business plan prepared by the administration. Such plan is based on reasonable expactations.

2.	FAIR VALUES

Fair value is defined as the amount by which an asset may be exchanged or a liability may be settled, in an arm’s length orderly transaction between knowledgeable principal market participants (or more advantageous) at the date of measurement of the current market conditions regardless of whether such price is directly observable or estimated utilizing a valuation technique under the assumption that the Group is a going concern.

When a financial instrument is sold in a liquid and active market, its settled price in the market in a real transaction provides the best evidence of its fair value. When a stipulated price is not settled in the market or when it cannot be an indicator of a fair value of the instrument, in order to determine such fair value, another similar instrument’s fair value may be used, as well as the analysis of discounted flows or other applicable techniques, Such techniques are significantly allocated by the assumptions used.

The Group classifies the fair values of the financial instruments into 3 levels, according to the quality of the data used for their determination.

Fair Value level 1:  The fair value of financial instruments traded in active markets (such as publicly-traded derivatives, debt securities or available for sale) is based on market quoted prices as of the date of the reporting period, If the quote price is available and there is an active market for the instrument, it will be included in level 1.

Fair Value level 2: The fair value of financial instruments which are not traded in active markets, such as over-the-counter derivatives, is determined using valuation techniques that maximize the use of observable market data and rely the least possible on the Group’s specific estimates, If all significant inputs required to fair value a financial instrument are observable, such instrument is included in level 2.

Fair Value level 3: If one or more significant inputs are not based on observable market data, the instrument is included in level 3.

The portfolio of financial instruments valued at fair value held by the Group is detailed below, at the end of the period ended June 30, 2022 and December 3, 2021:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Portfolio of instruments at 06/30/2022	FV Level 1	FV Level 2	FV Level 3
Assets
Other financial assets	1,942,401	-	-
Other financial assets	524,319	-	-
Total Assets	2,466,720	-	-

Portfolio of instruments at 12/31/2021	FV Level 1	FV Level 2	FV Level 3
Assets
Other Debt securities	564,645	-	-
Other financial assets	1,615,992	-	-
Total Assets	2,180,637	-	-

Fair Value of Other Financial Instruments

The following chart includes a comparison between the fair value and the accounting value of financial instruments not recorded at fair value as of June 30,2022 and December 31, 2021:

Other Financial Instruments as of 06/30/2022	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	478,684	478,684	478,684	-	-
Total Assests	478,684	478,684	478,684	-	-

Other Financial Instruments as of 12/31/2021	Accounting value	Fair value	FV Level 1	FV Level 2	FV Level 3
Financial Assets
Cash and due from banks	593,839	593,839	593,839	-	-
Total Assests	593,839	593,839	593,839	-	-

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

3.	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES

	Subsidiary	Class	Market Value/Nominal	Number	Issuers’ last Financial Statements			Book value at 06.30.2022	Book value at 12.31.2021
					Actividad Principal	Capital Stock	Shareholders’ equity
	Banco Supervielle S.A.	Ord.	1	805,533,007	Commercial Bank	829,564	54,036,053	52,427,443	55,159,207
	IUDÚ Compañia Financiera S.A	Ord.	1	17,182,166	Financial Company	343,643	5,338,624	250,628	222,073
	Sofital S.A.F.e.I.I.	Ord.	1	20,854,642	Financial operations and administration of securities	21,544	2,474,380	1,598,257	1,727,422
	Tarjeta Automática S.A.	Ord.	1	10,720,696	Credit Cards	80,029	118,446	9,365	12,576
	Supervielle Asset Management S.A.	Ord.	1	1,336,915	Mutual Fund Management	1,407	638,548	606,622	891,075
	Espacio Cordial de Servicios S.A.	Ord.	1.000	1,273	Trading of products and services	1,340	441,343	364,557	483,538
	Supervielle Seguros S.A.	Ord.	1	1,543,750	Insurance company	1,625	1,749,539	1,653,750	2,028,172
	FF Fintech SUPV I	Ord.	-	212,136,512	Financial Trust	283,568	195,824	146,486	158,424
	Micro Lending S.A.U.	Ord.	1	132,223,770	Commercial Bank	132,224	408,298	435,938	360,270
Invertir Online	InvertirOnline S.A.U	Ord.	100	2,400	Settlement and Clearing Agent	240	104,240	124,855	266,758
	Portal Integral de Inversiones S.A.U	Ord.	0,01	80,451,077	Representations	805	33,315
	IOL Holding S.A.	Ord.	1	22,124,500	Financial Company	69,267	68,923	55,462	68,920
	Supervielle Productores Asesores de Seguros S.A.	Ord.	1	58,667,288	Insurance Broker	61,599	57,105	54,387	49,348
	Supervielle Agente de Negociación S.A.U.	Ord.	1.000	55,027	Settlement and Clearing Agent	55,027	236,204	236,205	317,373
	Dólar IOL S.A.U.	Ord.	3.000	1,500	Services and exchange agency	4,500	8,081	8,080	10,467
Total Investments in subsidiaries, associates and joint ventures								57,972,035	61,755,623

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

4.	COMPOSITION OF THE MAIN ITEMS OF THE SEPARATE STATEMENT OF COMPREHENSIVE INCOME

	06/30/2022	12/31/2021

4.1 Cash and due from banks
Cash	-	5
Financial institutions and correspondents	478,684	593,834
	478,684	593,839

4.2 Other financial assets
Mutual funds investments	518,965	1,130,978
Other investments	-	485,014
Miscellaneous Debtors	5,354	-
	524,319	1,615,992
4.3 Other debt securities
Public securities	1,942,401	564,645
	1,942,401	564,645
4.4 Investments in subsidiaries. associates and joint ventures
Banco Supervielle S.A.	52,427,443	55,159,207
IUDÚ Compañia Financiera S.A	250,628	222,073
Sofital S.A.F. e I.I.	1,598,257	1,727,422
Tarjeta Automática S.A.	9,365	12,576
Supervielle Asset Management S.A.	606,622	891,075
Espacio Cordial de Servicios S.A.	364,557	483,538
Supervielle Seguros S.A.	1,653,750	2,028,172
FF Fintech SUPV I	146,486	158,424
Micro Lending S.A.U	435,938	360,270
Portal Integral de Inversiones S.A.U	124,855	266,758
Supervielle Broker de Seguros S.A.	54,387	49,348
Supervielle Agente de Negociación S.A.U.	236,205	317,373
Dólar IOL S.A.U.	8,080	10,467
IOL Holding S.A.	55,462	68,920
	57,972,035	61,755,623
4.5 Property. plant and equipment
Vehicles	-	2,476
	-	2,476
4.6 Intangible Assets
Goodwill – Businness combination	6,888,998	6,888,998
Relations with clients	1,069,180	1,114,356
Brand	411,018	411,018
Proprietary Software & Technology	-	11,811
	8,369,196	8,426,183
4.7 Other non-financial assets
Retirement insurance	68,801	76,489
Other non-financial assets	28,993	41,296
	97,794	117,785

4.8 Other non-financial liabilities
Compensation and social charges payable	5,314	6,007
Miscellaneous creditors	150,224	420,028
	155,538	426,035

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

	Six-month period ended		Three-month period ended
	06/30/2022	06/30/2021	06/30/2022	06/30/2021
4.9. Interest income
Earned interests	192	209	88	15
Profit by government securities measure at amortized cost	160,943	-	128,594	-
	161,135	209	128,682	15

4.10. Interest income
Interest paid for overdraft	1	-	1	-
Holding Result - Public Securities valued at cost	-	71,389	-	195,707
	1	71,389	1	195,707

4.11. Net from financial instruments at fair value through profit or loss
Interest earned on Fixed Term Deposits	63,981	-	15,262	-
Holding Result - CIF	200,109	62,834	135,384	51,445
	264,090	62,834	150,646	51,445
4.12. Other operating income
Subsidiaries’ advisory fees	201,693	218,257	92,377	102,835
Royalties	1,252	1,273	575	641
Other income	259,452	-	(17,519)	-
Revaluation of retirement insurance contributions	14,113	35,696	8,375	7,724
Income from technology solutions	-	45,352	-	26,161
Foreign source commissions	3,941	6,633	2,620	6,633
	480,451	307,211	86,428	143,994
4.13. Personnel expenses
Personnel expenses		16,897	36,245	9,867	10,918
		16,897	36,245	9,867	10,918
4.14. Administration expenses
Bank expenses		231	434	112	144
Professional fees		54,821	56,467	40,100	37,423
Fees to directors and syndics		76,134	163,316	41,835	117,066
Taxes. rates and contributions		6,851	5,322	4,723	3,753
Insurance		146	182	135	-
Expenses and office services		3,788	7,558	825	3,334
Other expenses		19,110	18,432	9,208	11,023
		161,081	251,711	96,938	172,743
4.15. Other operating expenses
Turnover tax from Service Activities		10,147	13,244	4,647	6,482
Turnover tax from Financial Activities		14,143	1,719	10,688	764
Tax Bs. Personal Shares and Participations Soc		3,738	6,170	3,738	6,170
Cmpensatory interest		11	2	11	2
		28,039	21,135	19,084	13,418
4.16. Results from associates and joint ventures
Results from equity investment in Banco Supervielle S.A		(1,997,634)	(143,378)	(1,905,674)	(369,158)
Results from equity investment in IUDÚ Compañía Financiera S.A.		(143,176)	(36,811)	(88,993)	(20,660)
Results from equity investment in Tarjeta Automática S.A.		(262,663)	(226,019)	(73,698)	(125,292)
Results from equity investment in Supervielle Asset Management S.A.		382,490	322,969	221,771	187,201
Results from equity investment in Espacio Cordial de Servicios S.A.		(118,980)	(62,320)	(28,826)	(30,429)
Results from equity investment in Supervielle Seguros S.A.		182,762	399,332	67,242	168,621
Results from equity investment in Sofital S.A.F. e I.I.		(62,779)	10,798	(64,541)	11,053
Results from equity investment in Micro Lending S.A.U.		75,668	6,120	58,384	1,402
Results from equity investment in InvertirOnline S.A. e Portal Integral de Inversiones S.A.		(141,903)	(8,096)	(112,342)	(79,767)
Results from equity investment in FF Fintech S.A.		(13,351)	(52,929)	(3,448)	(22,039)
Results from equity investment in Supervielle Productores Asesores de Seguros S.A.		5,039	(41,914)	1,472	(25,486)

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Six-month period ended		Three-month period ended
06/30/2022	06/30/2021	06/30/2022	06/30/2021
Results from equity investment in Bolsillo Digital S.A.U.	-	2,512	-	16,709
Results from equity investment in Supervielle Agente de Negociación S.A.U.	1,791	(24,345)	38,511	(10,403)
Results from equity investment in Dólar IOL S.A.U.	(2,386)	(3,629)	(1,315)	(1,881)
Results from equity investment in IOL Holding S.A.	(32,906)	-	(15,014)	-
	(2,128,028)	142,290	(1,906,471)	(300,129)

5.	RESTRICTED ASSETS

As of June 30, 2022 and December 31, 2021, the Group does not hold restricted assets,

6.	COMPANIES UNDER SECT, 33 OF CORPORATE LAW AND OTHER RELATED COMPANIES

As of  June 30, 2022 and December 31, 2021, corporations where Grupo Supervielle S.A. holds direct or indirect shares, and with which it consolidates its Financial Statements are the following:

Company	Condition	Legal Adress	Principal Activity	Percentage of direct participation		Percentage of direct and indirect participation
				06/30/2022	12/31/2021	06/30/2022	12/31/2021
Banco Supervielle S.A. (1)	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Commercial Bank	97.10%	97.10%	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Controlled	Reconquista 320, C.A.B.A., Argentina	Financial Company	5.00%	5.00%	99.90%	99.90%
Tarjeta Automática S.A.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Credit Card and Consumer Loans	7.85%	87.50%	99.91%	99.99%
Supervielle Asset Management S.A.	Controlled	San Martín 344, C.A.B.A., Argentina	Asset Management Company	95.00%	95.00%	100.00%	100.00%
Sofital S.A.F. e I.I.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial operations and administration of marketable securities	96.80%	96.80%	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Controlled	Patricias Mendocinas 769, Ciudad de Mendoza, Argentina	Trading of products and services	95.00%	95.00%	100.00%	100.00%
Supervielle Seguros S.A	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance company	95.00%	95.00%	100.00%	100.00%
Micro Lending S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Financial Company	100.00%	100.00%	100.00%	100.00%
Invertir Online S.A.U.	Controlled	San Martin 344, C.A.B.A., Argentina	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina	Representations	100.00%	100.00%	100.00%	100.00%
IOL Holding S.A.	Controlled	Treinta y tres 1271, Montevideo, Uruguay	Financial Company	99.99%	99.99%	100.00	100.00
Supervielle Productores Asesores de Seguros S.A.	Controlled	San Martin 344, C.A.B.A., Argentina	Insurance Broker	95.24%	95.24%	100.00%	100.00%
Bolsillo Digital S.A.U.	Controlled	Bartolomé Mitre 434, C.A.B.A., Argentina.	Computer Services	-	-	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Controlled	Tres de Febrero 515, Rosario, Santa Fe	Settlement and Clearing Agent	100.00%	100.00%	100.00%	100.00%
Dólar IOL S.A.U.	Controlled	Av. Colón 2535, Mar del Plata, Buenos Aires	Services and exchange agency	100.00%	100.00%	100.00%	100.00%
(1)	Grupo Supervielle S.A.’s direct and indirect interest in Banco Supervielle votes amounts to 99,87% as of 06/30/22 and 12/31/21

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

In accordance with the resolution of the Board of Directors on March 3, 2021, Grupo Supervielle S.A. made a contribution to Play Digital S.A. of $ 6,832,612 on March 4, 2021 to subscribe 5,641,254 book-entry ordinary shares, with a par value of $ 1 and with the right to 1 vote per share.

In accordance with what was resolved by the Board of Directors on February 22, 2021, on March 4, 2021 Grupo Supervielle S.A. made a contribution to Bolsillo Digital S.A.U for $ 29,000,000, which was capitalized on the same date, increasing the capital stock in the amount of $ 29,000,000, raising it from $ 68,100,000 to $ 97,100,000, through the issuance of 29,000,000 non-endorsable nominative ordinary shares with a par value of $ 1 each and with the right to 1 vote per share.

In accordance with what was resolved the Board of Directors on April 22, 2021, on April 30, 2021 Grupo Supervielle SA subscribed and integrated 28,572,291 ordinary, nominative, non-endorsable shares, with a par value of $ 1 each and one vote per share of Supervielle Productores Asesores de Seguros SA, accompanying the capital increase in proportion to its shareholding.

In accordance with what was resolved the Board of Directors on June 23, 2021, on June 30, 2021, Banco Supervielle S.A. acquired from its controlling shareholder Grupo Supervielle S.A. its equity interest in Play Digital S.A. of 41,747,121 common book-entry shares with a par value of AR$ 1 and entitled to 1 vote per share, plus an irrevocable capital contribution capitalization in the amount of $ 6,832,612, for reasons of strategic and commercial convenience.

As resolved by the Board of Directors on July 20, 2021, on August 5, 2021 Grupo Supervielle S.A. sold and transferred to its subsidiary Banco Supervielle S.A. its shareholding in Bolsillo Digital S.A.U of 97,100,000 shares, ordinary, book-entry, with a par value of $ 1 each and 1 vote per share. Also, on September 6, 2021, Banco Supervielle S.A. made a contribution in the amount of $ 25,000,000, subsequently capitalized on October 13, 2021 with an issue premium of $ 0.01874047 per share, raising the capital stock from $ 97,100,000 to $ 121,640,106.

As resolved by the Board of Directors on September 28, 2021, Banco Supervielle S.A. subscribed and integrated 28,174,544 ordinary book-entry shares with a par value of $ 1 and with the right to 1 vote per share of Play Digital S.A. As of December 31, 2021, the participation of Banco Supervielle S.A. at Play Digital S.A. It amounts to 3.51% of the share capital and votes.

As resolved by the Board of Directors on August 2, 2021, on August 23, 2021 Grupo Supervielle S.A. acquired 95% of the shares of IOL Holding S.A., a company based in the Eastern Republic of Uruguay whose objective is to carry out shareholdings in other companies dedicated to providing stock market services at the regional level.

As resolved by the Board of Directors on November 24, 2021, Grupo Supervielle SA made an irrevocable capital contribution to IUDU Compañía Financiera SA of $25,000,000 through the issuance of 1,605,985 common, registered, non-endorsable shares of value par $1 each and entitled to 1 vote per share, with an issue premium of $14.5667734 per share.

As resolved by the Board of Directors on November 29, 2021, Grupo Supervielle SA made a capital contribution to IOL Holding SA for the sum of US$ 500,000 to be applied to working capital and investments, in line with what was considered by the Board of Directors at its meeting on August 2, 2021.

As resolved by the Board of Directors on January 28, 2022, Grupo Supervielle SA made an irrevocable capital contribution on account of future increases to IUDU Compañía Financiera SA of $25,000,000 through the issuance of 1,762,666 common, nominative shares , non-endorsable with a par value of $1 each and entitled to 1 vote per share, with an issue premium of $13.18306021 per share.

As resolved by the Board of Directors on February 25, 2022, Grupo Supervielle SA and Banco Supervielle SA made irrevocable capital contributions to IUDÚ Compañía Financiera SA for $12,500,000 and $237,500,000, respectively, increasing the capital stock by the sum of $19,312,748, through the issuance of 19,312,748 new shares (with an issue premium of $11.94481738 per share). These contributions will be capitalized in the next Assembly to be held.

As resolved by the Board of Directors on March 30, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions to IUDU Compañía Financiera S.A for $62,500,000 and $1,187,500.00 respectively, increasing the capital stock in the amount of $113,825,361 through the issuance of 113,825,361 common, nominative shares , non-endorsable with a par value of $1 each and entitled to 1 vote per share, with an issue premium of $9,98173543 per share. These contributions will be capitalized in the next Assembly to be held.

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As resolved by the Board of Directors on February 25, 2022 and March 30, 2022, IUDÚ Compañía Financiera S.A. made irrevocable capital contributions to Tarjeta Automática S.A. for $150,000,000, increasing the capital stock by $67,776,590 through the issuance of 67,776,590 common, nominative, non-endorsable shares with a par value of $1 each and entitled to 1 vote per share, with an issue premium of $3.42630703 per share. Based on these contributions, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 87.5% to 13,40%. As a result of this transaction, Grupo Supervielle S.A. obtained a gain of 236,118 miles of pesos in its separate financial statements.

As resolved by the Board of Directors on June 27, 2022, Grupo Supervielle S.A. and Banco Supervielle S.A. made irrevocable capital contributions on account of future increases to IUDU Compañía Financiera S.A of $50,000,000 and $950,000.00, respectively, increasing the capital stock by $103,701,474 through the issuance of 103,701,474 common, nominative shares , non-endorsable with a par value of $1 each and entitled to 1 vote per share, with an issue premium of $8.64306455 per share. These contributions will be capitalized in the next Assembly to be held.

As resolved by the Board of Directors on June 27, 2022, IUDÚ Compañía Financiera S.A. made irrevocable capital contribution to Tarjeta Automática S.A. for $250,000,000, increasing the capital stock by $56,480,492 through the issuance of 56,480,492 common, nominative, non-endorsable shares with a par value of $1 each and entitled to 1 vote per share, with a premium issue of $3.426307 per share. As of said contribution, the direct ownership of Grupo Supervielle in Tarjeta Automática S.A. it went from 13.40% to 7.85%.

The following describes Controlled Companies’ shareholders’ equity and results:

As of June 30, 2022 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	526,493,953	472,181,954	54,036,053	(2,106,773)
IUDÚ compañía Financiera S.A(1)	22,410,739	17,072,115	5,338,624	(2,553,669)
Tarjeta Automática S.A.	518,741	400,295	118,446	(509,672)
Supervielle Asset Management S.A.	878,456	239,908	638,548	445,075
Sofital S.A. F. e I.I.	2,475,612	1,232	2,474,380	12,535
Espacio Cordial de Servicios S.A.	733,646	292,303	441,343	(126,856)
Micro Lending S.A.U.	565,550	157,252	408,298	52,458
Portal Integral de Inversiones S.A.U. (3)	54,971	21,656	33,315	(5,861)
InvertirOnline S.A.U.	11,125,437	11,021,197	104,240	(128,562)
IOL Holding S.A. (3)	69,215	292	68,923	(344)
Supervielle Seguros S.A. (2)	3,733,318	1,983,779	1,749,539	547,881
Supervielle Productores Asesores de Seguros S.A.	161,523	104,418	57,105	5,291
Bolsillo Digital S.A.U.	143,559	68,348	75,211	(84,496)
Supervielle Agente de Negociación S.A.U.	453,599	217,395	236,204	6,807
Dólar IOL S.A.U.	8,651	570	8,081	(2,387)

(1)The net equity and the net result attributable to the owners of the parent company are reported.
(2)The result is reported for twelve months.
(3)Balances are reported as of December 31, 2021

As of December 31, 2021 – In thousands of pesos
Company	Assets	Liabilities	Shareholders’ equity	Net income
Banco Supervielle S.A. (1)	516,645,283	459,545,205	56,877,716	(1,286,495)
IUDÚ Compañia Financiera S.A	25,651,736	21,204,506	4,447,230	(2,223,401)
Tarjeta Automática S.A.	616,630	602,258	14,372	(459,205)
Supervielle Asset Management S.A.	1,380,168	442,196	937,972	744,498
Sofital S.A. F. e I.I.	2,555,002	2,385	2,552,617	(30,553)
Espacio Cordial de Servicios S.A.	844,847	276,648	568,199	(45,182)
Micro Lending S.A.U.	539,671	183,825	355,846	84,112
Portal Integral de Inversiones S.A.U.	54,971	21,656	33,315	(5,861)
InvertirOnline S.A.U.	12,318,345	12,085,544	232,801	(61,327)
IOL Holding S.A.	69,215	291	68,923	(344)
Supervielle Seguros S.A. (2)	4,451,912	2,298,365	2,153,547	365,380
Supervielle Productores Asesores de Seguros S.A.	170,294	118,480	51,814	(28,601)
Bolsillo Digital S.A.U.	240,080	115,762	124,318	(85,158)
Supervielle Agente de Negociación S.A.U.	337,254	19,881	317,373	1,853
Dólar IOL S.A.U.	12,461	1,994	10,467	(6,612)

(1)Corresponds to the Shareholders´Equity and Net Income attributable to parent company.
(2)The result is reported for six months.

As of  June 30,2022 and December 31, 2021, balances with Grupo Supervielle S.A‘s controlled are as follows:

Assets	06/30/2022	12/31/2021

Cash and due from banks
Banco Supervielle S.A.	976	3,835
InvertirOnline S.A.U. Cta. Cte.	32	527
	1,008	4,362

Other financial assets
Espacio Cordial Servicios S.A.	157	-
IUDÚ Compañía Financiera S.A.- provisions	-	485,014
	157	485,014
Liabilities

Other non-financial liabilities
Debt with subsidiaries - IOL Holding	83	91
	83	91

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

As of June 30, 2022 and 2021, results with Grupo Supervielle S.A‘s controlled are as follows:

	06/30/2022	06/30/2021
Results
Interest income
Interests from current accounts – Banco Supervielle S.A.	2	2
Interests from current accounts – IUDÚ	119	-
Interest on paid account– IOL	71	207
	192	209

Other operating income
Banco Supervielle S.A.	185,147	200,361
Sofital S.A.F. e I.I.	152	162
Supervielle Asset Management S.A.	1,497	1,617
Tarjeta Automática S.A.	441	474
IUDÚ Compañía Financiera S.A.	14,812	16,032
Espacio Cordial de Servicios S.A.	897	884
	202,946	219,530
Administrative expenses
Bank expenses – Banco Supervielle S.A.	40	152
Rent – Banco Supervielle S.A.	1,702	4,832
Legal and accounting consultancy services	414	650
Fees for market operations - InvertirOnline S.A.U.	1,387	43
Fees for market operations - SAN	537	-
	4,080	5,677

Net income from financial instruments at fair value through profit or loss
Interest from time deposits– IUDÚ Compañía Financiera	63,981	-
	63,981	-

7.	LOAN AND DEBT ESTIMATED TERMS

The composition of loans and debts in accordance with collection or payment estimated terms and interest rate accrued as of June 30, 2021 is as follows:

	Other financial assets	Current income tax assets	Other non-financial assets	Deferred income tax liabilities	Other non- financial liabilities
To mature:
1st. Quarter	524,319	46,194	-	155,538	1,907
2nd. Quarter	-	17,200	-	-	-
3rd. Quarter	-	17,200	-	-	-
4th. Quarter	-	17,200	-	-	-
Over a year	-	-	73,003	-	-
Subtotal to mature:	524,319	97,794	73,003	155,538	1,907
Matured term	-	-	-	-	-
Total	524,319	97,794	73,003	155,538	1,907
At fixed rate	-	-	-	-	-
At floating rate	518,965	-	-	-	-
Not accrue interest	5,354	97,794	73,003	155,538	1,907
Total	524,319	97,794	73,003	155,538	1,907

8.	CAPITAL STOCK

As of  June 30, 2022 and December 31, 2021, the corporate capital stock is the following:

GRUPO SUPERVIELLE S.A.

Notes to Separate Condensed Interim Financial Statements

As of June 30, 2022 presented on comparative basis

(Expressed in thousands of pesos in homogeneous currency)

Capital Stock	Nominal Value
Capital stock as of 06/30/2022	456,722
Capital stock as of 12/31/2021	456,722

Pursuant to the Corporate By-law, any share transfer or event enabling any changes in its condition or alterations in its stock holding structure shall be informed to the Argentine Central Bank.

9.	CASH AND DUE FROM BANKS

Cash and equivalents are considered to be the total of the item Cash and Due from Banks and Investments with maturity up to 90 days from the date of their acquisition or constitution, according to the following detail:

	06/30/2022	12/31/2021	06/30/2021	12/31/2020
Cash and due from banks	478,684	593,839	246,815	148,304
Other financial assets	518,965	1,130,978	1,096,529	650,316
Cash and cash equivalents	997,649	1,724,817	1,343,344	798,620

Reconciliation between the balances of the Statement of Financial Position and those items considered cash equivalents in the Cash Flow Statement:

Item	06/30/2022	12/31/2021	06/30/2021	12/31/2020
Cash and due from Banks
As per Statement of Financial Position	478,684	593,839	246,815	148,304
As per the Statement of Cash Flows	478,684	593,839	246,815	148,304
Other financial assets
As per Statement of Financial Position	524,319	1,615,992	1,096,835	653,168
Other financial assets not considered as cash equivalents	(5,354)	(485,014)	(306)	(2,852)
As per the Statement of Cash Flows	518,965	1,130,978	1,096,529	650,316

10.	SUBSEQUENT EVENTS

In accordance with the resolutions of the Board of Directors dated July 8, 2022, Grupo Supervielle S.A. made a capital contribution to IOL Holding S.A. for the sum of US$ 200,000 to be applied to working capital and investments.

On July 21, 2022, the Own Shares Acquisition Program was launched. As of the date of these financial statements, Grupo Supervielle proceeded to repurchase 583,087 Class B ordinary shares for 61,014 thousand pesos in the local market.

In accordance with the resolutions of the Board of Directors dated August 16, 2022, Grupo Supervielle S.A. made a capital contribution to Inversiónronline S.A.U. for the sum of $70,165,000 to be applied to working capital and investments.

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE A – OTHER DEBT SECURITIES

Item	HOLDING
	Balance at 06/30/2022	Balance at 12/31/2021
Argentine
Measured at fair value with changes in ORI
Argentine National Bonus TV22	-	564,645
National Treasury bill in pesos adj.CER X16D2	271,668	-
National Treasury bill in pesos adj.CER X19Y3	1,670,733	-
Total other debt securities	1,942,401	564,645
Total	1,942,401	564,645

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE F - PROPERTY, PLANT AND EQUIPMENT

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Aliquot	Disposals	Of the period	At the end of the year	06/30/2022	12/31/2021
Vehicles	6,753	-	(6,753)	-	(4,277)		4,502	(225)	-	-	2,476
Total	6,753	-	(6,753)	-	(4,277)		4,502	(225)	-	-	2,476

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE G - INTANGIBLE ASSETS

Item	Gross carrying amount				Depreciation					Net carrying amount
	At the beginning of the year	Increases	Disposals	At the end of the year	At the beginning of the year	Useful life	Disposals	Of the period	At the end of the year	06/30/2022	12/31/2021
Goodwill	6,888,998	-	-	6,888,998	-	-	-	-	-	6,888,998	6,888,998
Relations with clients	1,445,652	-	-	1,445,652	(331,295)	16	-	(45,177)	(376,472)	1,069,180	1,114,357
Brand	411,018	-	-	411,018	-	-	-	-	-	411,018	411,018
Proprietary Software & Technology	141,730	-	-	141,730	(129,920)	4	-	(11,810)	(141,730)	-	11,810
Total	8,887,398	-	-	8,887,398	(461,215)		-	(56,987)	(518,202)	8,369,196	8,426,183

GRUPO SUPERVIELLE S.A.

(Expressed in thousands of pesos in homogeneous currency)

SCHEDULE L – ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Items	Headquarters and branches in the country	As of 06/30/2022	As of 06/30/2022 (per currency)	As of 12/31/2021
			Dollar
ASSETS
Cash and Due from Banks	477,743	477,743	477,743	590,818
Other financial assets	131,458	131,458	131,458	401,721
Other non-financial assets	68,801	68,801	68,801	76,490
TOTAL ASSETS	678,002	678,002	678,002	1,069,029

LIABILITIES
Other non-financial liabilities	131,458	131,458	131,458	401,721
TOTAL LIABILITIES	131,458	131,458	131,458	401,721

NET POSITION	546,544	546,544	546,544	667,308

Grupo Supervielle S.A.

INFORMATIVE REVIEW AS OF JUNE 30, 2022

(in thousands of pesos)

Brief description of the business and evolution of operations

The Company is focused on gaining a leading position in the local financial business by offering innovative, inclusive and accessible financial services, Its strategy, deployed by its different companies (banking and non-banking) enables the access to every population segment with the required product offer, service model and risk/reward relationship required.

The result of the period ended on June 30, 2022, yields a loss of 2,431,461, which represents a negative return on average net worth of 6.8%, This result was originated, mainly, by the results of our investments in companies.

On April 27, 2022 the Annual Ordinary Shareholders' Meeting held approved the financial statements as of December 31, 2021 and the treatment of the results corresponding to the year ended on that date. Since the unallocated results were negative, it was approved to absorb them with optional reserve.

Likewise, the partial reversal of the optional reserve set up for the distribution and payment of dividends was approved. Pursuant to the board meeting held on May 5, 2022, it was decided to approve the payment of cash dividends for 343,789.

Grupo Supervielle S.A. is the parent company of the economic group and As of June 30,2022 and December 31,2021, recorded the following direct and indirect equity investments in its subsidiaries:

Company	Main Activity	Interest in capital stock
		06/30/2022	12/31/2021
Banco Supervielle S.A.	Commercial Bank	99.90%	99.90%
IUDÚ Compañia Financiera S.A	Financial Company	99.90%	99.90%
Tarjeta Automática S.A.	Credit Card and Consumer Loans	99.91%	99.99%
Supervielle Asset Management S.A.	Asset Management Company	100.00%	100.00%
Sofital S.A.F. e I.I.	Financial operations and administration of marketable securities	100.00%	100.00%
Espacio Cordial de Servicios S.A.	Trading of products and services	100.00%	100.00%
Supervielle Seguros S.A.	Insurance company	100.00%	100.00%
Micro Lending S.A.U.	Financing investments	100.00%	100.00%
Invertir Online S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Portal Integral de Inversiones S.A.U.	Representations	100.00%	100.00%
IOL Holding S.A.	Financial Company	100.00%	100.00%
Supervielle Productores Asesores de Seguros S.A.	Insurance Broker	100.00%	100.00%
Bolsillo Digital S.A.U	Computer Services	100.00%	100.00%
Supervielle Agente de Negociación S.A.U.	Settlement and Clearing Agent	100.00%	100.00%
Dólar IOL S.A.U.	Services and exchange agency	100.00%	100.00%

Grupo Supervielle S.A.

Informative Review as of JUNE 30, 2022

(in thousands of pesos)

Brief description of Related Companies

Grupo Supervielle is a public limited company incorporated in the Argentine Republic in 1979 that operates as a financial services holding company and lists and trades its shares since May 19, 2016 on the Argentine Stock Exchanges and Markets (BYMA) and on the Argentine Stock Exchange. New York (NYSE).

Grupo Supervielle has a history of more than 130 years in Argentina providing financial and non-financial services to its clients. Focused on transforming and facilitating your experiences, it offers agile solutions and adapts to permanent changes. Grupo Supervielle brings together multiple platforms and brands such as Banco Supervielle S.A., the 8th largest private bank in Argentina in terms of loans and the 11th largest by adding public banks; IUDÚ Compañía Financiera, a comprehensive financial services company with a growing digital offering; Tarjeta Automática S.A., a distribution network for consumer financing mainly in the south of Argentina; Micro Lending (MILA), a company specialized in the financing of pledge loans for the purchase of automobiles; Espacio Cordial de Servicios, a marketer of retail products, assistance/services and tourism; Supervielle Seguros, an insurance company; Supervielle Productores Asesores de Seguros, an insurance broker; Supervielle Asset Management, a mutual fund management company; IOL Invertironline, a broker specializing in online trading; Supervielle Agente de Negociación S.A.U., a trading agent aimed at institutional and corporate clients; Bolsillo Digital SA, a company that provides payment solutions to retailers with Mobile POS and mobile wallet products through its Boldi brand. Thus, it forms a diverse ecosystem with a shared vision where the centrality of the client and digital transformation constitute its backbone. Finally, the portfolio of companies of the holding company is completed by a company whose main activity is holding shares in the same companies of Grupo Supervielle, Sofital S.A.F.e I.I.

Grupo Supervielle is accelerating transformation initiatives in all its service channels, moving towards omnichannel. This includes the development of a modern technological architecture, the evolution of its bank branch model and the incorporation of APIs to connect with third parties and prepare for Open Banking, while advancing in improving the customer experience.

As of December 31, 2021, Grupo Supervielle's infrastructure is supported by a strategic national presence through 298 access points, including 184 bank branches, 10 bank sales and collection centers, 79 IUDÚ Compañía Financiera sales points, 20 Tarjeta Automática branches, 5 Mila branches (in addition to its network of more than 500 related concessionaire agencies), 450 ATMs, 230 self-service terminals and 298 Supervielle ATMs with integrated biometrics and without the use of a password or card. Likewise, Grupo Supervielle offers solutions through its digital channels, applications and solutions developed for different business segments, and also offers products and services through its digital attacker platforms to clients located throughout the country.

As of June 30, 2022, Banco Supervielle S.A. It has assets of 526,493,953 and equity attributable to the owners of the parent company of 54,036,053. The net result attributable to the owners of the parent company as of June 30, 2022 was negative 2,106,773, which originated mainly from the financial margin and the service margin.rgin and the service margin.

IUDÚ Compañia Financiera S.A,, is a financial service firm, subject to regulations issued by the Central Bank of the Argentine Republic, whose main business is made up by credit card and loan granting and the sale of insurance policies in Walmart Argentina’s outlets. As of June 30 2021, recorded negative results of 2,553,669. On November 2, 2020, the Extraordinary Assembly of IUDÚ Compañia Financiera S.A, resolved, among other things, to reform the bylaws including the modification of the name of the Company to “IUDÚ Compañía Financiera S.A.”. By Resolution No, 3/2021 of the B.C.R.A, no objections were made to the aforementioned change of company name, On April 19, 2021, said change was registered with the General Inspection of Justice.

Tarjeta Automática S.A.’s main activity includes the issuance and administration of credit cards and consumer loans. The year ended on June 30, 2022, recorded negative results of  509,672. In November 2012, Tarjeta Automática started to market credit cards, personal loans and insurance policies on account and behalf of IUDÚ Compañia Financiera S.A, collecting a monthly fee for such services.

Supervielle Asset Management S.A. is focused on the promotion, instruction and administration of investment mutual funds pursuant to Law 24,083, its Ruling Decree and any other legal or ruling standard addressing such activities. As of June 30, 2022, earnings amounted to 445,075.

Sofital S.A.F. e I.I. is a company whose main activity includes financial operations and the administration of marketable securities, As of June 30, 2022, earnings amounted to 12,535.

Espacio Cordial de Servicios S.A. is a company focused on the trading of all kinds of goods and services related to insurance, tourism, health plans and/or services and other goods and services. As of June 30, 2022, recorded negative results of 126,856.

Supervielle Seguros S.A., the insurance company of Grupo Supervielle S.A., records shareholders equity for 1,749,539 and assets for 3,733,318. As of June 30, 2022, earnings amounted to 547,881.

Micro Lending S.A.U, is specializes in the financing of pledge credits, particularly used cars. As of June 30, 2021, recorded a profit results of 52,458.

InvertirOnline S.A.U, is a specialized online trading platform, which occupies a leading position among the top five in the online Broker segment in Argentina, and a reference in the Fintech sector in the country. As of  June 30,2022 InvertirOnline S.A.U obtained  negative results of 128,562 and Portal Integral de Inversiones S.A.U, recorded a negative result of 5,861 as December 31,2021.

Bolsillo Digital S.A.U, is a company dedicated to the commercialization of products and services related to the management and processing of payments. As of June 30, 2022, recorded a negative result of 84,496.

Supervielle Agente de Negociación S.A.U.  is a company whose main activity is to engage on its own account or on behalf of third parties or associated with third parties, in the country or abroad, to act as agent in the categories in which it is duly registered by the National Securities Commission. As of June 30, 2022, it presented a profit  of 6,807.

Supervielle Productores Asesores de Seguros S.A., is a company whose purpose is to carry out the activity of intermediation, promoting the conclusion of life, property and social security contracts, advising insured and insurable. As of June 30, 2022, it presented a profit  of 5,291.

Dólar IOL S.A.U. is a company that provides home and exchange agency services. As of June 30, 2022, it obtained negative result of 2.387.

IOL Holding S.A. is a company that brings together shareholdings in other companies dedicated to providing stock services at a regional level. As of December 31, 2021, it obtained a negative result of 344.

Grupo Supervielle S.A.

Informative Review as of JUNE 30, 2022

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Statement of Financial Position	06/30/2022	12/31/2021	12/31/2020	12/31/2019
Total Assets	543,071,813	534,041,733	513,608,709	418,065,196
Total Liabilities	473,957,775	461,313,869	438,869,668	350,334,380
Changes in Shareholders’ Equity	69,114,038	72,727,864	74,739,041	67,730,816
Total Liabilities plus Changes in Shareholders’ Equity	543,071,813	534,041,733	513,608,709	418,065,196

Income Statement	06/30/2022	06/30/2021	12/31/2020	12/31/2019
Net income from interest	29,539,878	29,268,302	38,202,319	9,890,413
Net income from commissions	8,743,969	9,313,381	10,311,250	11,130,026
Net income before income tax	(3,116,843)	(376,890)	4,984,406	(98,375)
Total comprehensive income attributable to owners of the parent company - Earnings	(3,267,124)	(758,226)	4,335,144	(1,414,673)

Consolidated Cash Flow Statement	06/30/2022	06/30/2021	12/31/2020	12/31/2019
Total operating activities	(484,510)	(8,511,136)	17,597,046	65,840,495
Total investment activities	(1,891,909)	(1,152,776)	(1,248,428)	(1,809,389)
Total financing activities	(7,736,856)	(13,788,112)	(11,105,598)	(19,811,772)
Effect of changes in exchange rate	7,655,402	2,886,701	15,342,221	67,618,826
Net increase in cash and cash equivalents	(2,457,873)	(20,565,323)	20,585,241	111,838,161

Grupo Supervielle S.A.

Informative Review as of JUNE 30, 2022

(in thousands of pesos)

SHAREHOLDERS´ EQUITY STRUCTURE, RESULTS, FUND GENERATION OR UTILIZATION STRUCTURE, MAIN RATIOS,

The following offers information related to Consolidated Financial Statements, on a comparative basis:

Indicators (figures in thousands of pesos)	06/30/2022	12/31/2021	12/31/2020	12/31/2019

Liquidity	10.65%	15.51%	22.09%	31.45%
- Cash and cash equivalents (1)	45,327,251	60,898,721	81,107,706	78,318,812
- Deposits	425,423,783	392,741,599	367,126,557	249,029,469

Solvency	14.58%	15.77%	17.03%	19.33%
- Shareholders Equity	69,114,038	72,727,864	74,739,041	67,730,816
- Total Liabilities	473,957,775	461,313,869	438,869,668	350,334,380

Immobilization of Capital	9.52%	9.27%	9.78%	10.08%
-Immobilized Assets (2)	51,686,142	49,498,966	50,237,105	42,138,914
-Total Assets	543,071,813	534,041,733	513,608,709	418,065,196

(1) Including cash, listed corporate and government securities and mutual funds shares,

(2) Including the following items: Equity Investments, Miscellaneous Receivables, Premises and Equipment, Miscellaneous Assets, Intangible Assets and unallocated items,

For Statement of Financial Position and Income Statement structure, the Group utilized the consolidated accounts, which follow the presentation of Financial Statement provisions set by Communication “A” 3147 and complementary provisions issued by the Argentine Central Bank related to the Accounting Informative Regime for the annual disclosure and guidelines set by Technical Pronouncement N°8 issued by the Argentine Federation of Economy Sciences Professional Councils and the General Ruling 622/13 issued by the National Securities Commission.

Grupo Supervielle S.A.

informative review as of JUNE 30, 2022

(in thousands of pesos)

Adoption of International Financial Reporting Standards (IFRS)

The Argentine Central Bank, through Communication “A” 5541 and its amendments set the Implementation Plan for Convergence towards International Financial Report Standards (IFRS) issued by International Accounting Standards Board (IASB)  and interpretations issued by the International Financial Reporting Standards Committee (IFRSC), for entities under its supervision, except for the application of section 5,5, (detriment of value) of IFRS 9 “Financial Instruments” and IAS 29 (which determines the obligatory restatement of financial statements in accordance with the detailed in note 1,2,b), for financial years started on January 1, 2018. Likewise, entities shall prepare their opening Financial Statements as from January 1, 2017 to be used as comparative base of the financial year to start on January 1, 2018, which will be the first Financial Statements submitted under these standards as of March 31, 2018.

On February 22, 2019 the Argentine Central Bank issued Communication "A" 6651, through which it established that as of January 1, 2020, the financial statements are prepared in constant currency, In this sense, Communication “A” 6849 issued by the Argentine Central Bank sets the re-expression frequency of the accounting information in a homogeneous currency on a monthly basis, and the index utilized to such ends accounts for the National Consumer Index drawn up by INDEC (basis month: December 2016) and for such items with previous initial date, IPIM issued by FACPCE is utilized, pursuant to Ruling JG 517/16, Likewise, transition date, in virtue of the retroactive application has been set on January 1, 2019.

Pursuant to Communication “A” 6430 and 6847 Financial Entities shall start to apply provisions on Financial Assets Impairment included in paragraph 5,5 of IFRS 9 as from fiscal years starting on 1 January, 2020, except for Non-financial Public Sector´s debt securities, which shall be temporarily excluded from the scope of said provisions. Likewise, Communication “A” 6938 issued by the Argentine Central Bank set the postponement of the application of the section targeted to “B” group Companies until January 1, 2021,a category that includes IUDÚ Compañia Financiera S.A,,; therefore, provisions of said Entity are held under the minimum provisions regulations set by the Argentine Central Bank, It is worth mentioning that through communications "A" 7108 and 7134, the Argentine Central Bank ordered the classification of financial entities into groups "A", "B" and "C", leaving IUDÚ Compañía Financiera classified as Group "C" as of October 1, 2020.

In turn, pursuant to Article 2, Chapter I, Section I, of Title IV of the modified text issued by the National Securities Commission, issuing entities, whose main assets are made up by investments in financial entities or insurance companies, are exempted from submitting their Financial Statements under IFRS and may choose their submission in accordance with the provisions issued by the Argentine Central Bank and the National Insurance Superintendence, respectively.

As for the aforementioned requirements, the following is set out:

•	Grupo Supervielle S.A.’s corporate purpose is, exclusively, the realization of financial and investment activities;
•	The investment in financial entities and in the insurance company accounts for 80.2% of Grupo Supervielle S.A.’s assets, being the main assets of the Group.
•	95.30% of Grupo Supervielle S.A.’s incomes come from its equity investments in financial entities’ and insurance company results.
•

Grupo Supervielle S.A. holds 99,90% direct and indirect stock investments in Banco Supervielle S.A. a 99,90% of IUDÚ Compañia Financiera S.A, and a 100% of Supervielle Seguros S.A., resulting in the Group’s control in those entities.

Perspectives

For the year 2023, Grupo Supervielle plans to continue contributing with its credit generation to the growth and evolution of the Argentine economy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: September 6, 2022	By:	/s/ Mariano Biglia
		Name:	Mariano Biglia
		Title:	Chief Financial Officer